SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

1Q16 Results

Copel records net income of R$ 136.1 million in the 1Q16

	1Q16	4Q15	1Q15	Var.%
	(1)	(2)	(3)	(1/3)
Net Operating Revenues (R$ million)	3,073.6	3,337.0	4,237.1	(27.5)
Operating Income (R$ million)	191.4	519.6	716.5	(73.3)
Net Income (R$ million)	136.1	402.1	470.0	(71.0)
Earnings per share (R$)	0.49	1.45	1.59	(69.2)
EBITDA (R$ million)	528.3	957.9	834.9	(36.7)
Return on Shareholders' Equity (annualized)¹	3.8%	12.3%	14.5%	(73.8)
Energy Supply (GWh)	6,896	6,954	7,266	(5.1)
Capex² (R$ million)	889.9	794.0	427.5	108.2
EBITDA Margin	17.2%	28.7%	19.7%	(12.8)
Operating Margin	6.2%	15.6%	16.9%	(63.2)
Net Margin	4.4%	12.1%	11.1%	(60.1)
¹ Calculated according to the initial shareholders' equity for the year.
² Includes contributions and advances for future investments and capital increases.
Values subject to rounding adjustments.

Average Rates (R$/MWh)	Mar-16	Dec-15	Sep-15	Jun-15	Mar-15
Power Purchase Average Rate - Copel Dis	157.71	187.06	204.25	213.44	202.95
Retail Average Rate - Copel Dis¹	433.82	433.91	433.92	376.65	367.54
Sales to Distributors Average Rate - Copel GeT	170.92	154.59	158.10	151.92	147.23

Indicators	Mar-16	Dec-15	Sep-15	Jun-15	Mar-15
Equity	14,710,154	14,584,478	14,262,309	14,156,143	14,131,518
Net debt (R$ mil)²	7,424,710	5,813,201	5,773,279	5,575,269	5,081,599
Book Value per Share	53.75	53.30	52.12	51.73	51.64
Net debt/ Shareholders' Net Equity	53.2%	53.2%	49.7%	49.4%	46.4%
Current Liquidity	1.2	1.4	1.7	1.6	1.3
¹ Does not consider tariff flags.

CPLE3 | R$18.44 CPLE6 | R$28.65	ELP | US$ 7.92 XCOP | € 7.28	Market value | R$6.5 bi * Quotes 03.31.2016

Earnings Release 1Q16

LIST OF CONTENTS

1. Main Events in the Period

2. Financial Performance

2.1 Operating Revenues

2.2 Operating Costs and Expenses

2.3 Equity in the Earnings of Subsidiaries

2.4 EBITDA

2.5 Financial Result

2.6 Consolidated Net Income

2.7 Consolidated Income Statement

3. Main Account and Changes Balance Sheet

3.1 Main Accounts

3.2 Balance Sheet – Assets

3.3 Debt

3.4 Balance Sheet – Liabilities

4. Performance of the Main Companies

4.1 Copel Geração e Transmissão

4.2 Copel Distribuição

4.3 Copel Telecomunicações

4.4 UEG Araucária

4.5 Accounting Information

5. Investment Program

6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

6.2 Grid Market (TUSD)

6.3 Electricity Sales

6.4 Total Energy Sold

6.5 Energy Flow

6.6 Tariffs

7. Capital Market

7.1 Capital Stock

7.2 Stock Performance

7.3 Dividends and Interest on Own Capital

8. Operating Performance

8.1 Generation

8.2 Transmission

8.3 Distribution

8.4 Telecommunications

8.5 Equity Interests

8.6 New Projects

9. Other Information

9.1 Human Resources

9.2 Main Operational Indicators

9.3 Conference Call 1Q16 Results

Exhibit I – Consolidated Cash Flow Statement

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Exhibit III – Financial Statements by Company

* Amounts subject to rounding.	.2

Earnings Release 1Q16

1. Main Events in the Period

Copel’s net income totaled R$136.1 million in 1Q16, 71.0% lower than the R$470.0 million recorded in 1Q15, while EBITDA fell 36.7%, to R$528.3 million, as a result of (a)  lower dispatch from the Araucária TPP, (b) the strategy adopted by Copel Geração e Transmissão of allocating more energy to the short-term market at the beginning of 2015, (c) the decline in the spot price (PLD) in the period, (d) the 4.3% reduction in Copel Distribuição’s captive and grid markets, and (e) record of R$121.1 million in provisions and reversals. The main events in the period are presented below.

Provisions and Reversals

The 1Q16 result was adversely affected by the recognition of R$121.1 million in provisions and reversals, R$83.6 million of which refers to labor disputes, R$38.4 million to the allowance for doubtful accounts, R$32.2 million to civil and administrative proceedings and R$17.7 million to tax, regulatory, equity and other disputes, partially offset by reversals totaling R$50.8 million in the period. It is worth noting that in 1Q15, the Company recorded R$73.0 million in the allowance for doubtful accounts related to the differences between the sales prices of energy from the Colíder HPP traded in the CCEARs and the PLD.

Dividends

The 61st Annual Shareholders’ Meeting (ASM) held on April 28, 2016 approved shareholder payments totaling R$326.8 million for fiscal year 2015, R$198.0 million of which in interest on own capital and R$128.8 million in dividends to be paid on June 27, 2016.

Involuntary over-contracting - Copel Distribuição

On March 29, 2016, Aneel issued Resolution Nº 706, which changed the criteria for calculating distributors’ replacement and involuntary over-contracting amounts. As a result, the assured power quotas portion that exceeds the minimum contracting limit for A-1 (96% of the replacement value) has been considered as involuntary over-contracting. For 2016, Copel Distribuição has an involuntary surplus of 220.5 average-MW, ensuring the full transfer of the financial impact of over-contracting in this period.

Decision regarding the indemnification of the assets related to the Existing System Basic Network (RBSE)

On April 22, 2016, Ordinance Nº 120/2016 of the Ministry of Mines and Energy determined that the amounts ratified by Aneel related to the non-depreciated transmission assets existing on May 31, 2000 (RBSE) should be incorporated to the Regulatory Compensation Base, and that their cost of capital should be added to APR. The Ordinance also determined that the cost of capital will be composed of compensation and depreciation installments, plus related taxes, and recognized as of the 2017 tariff revision process, with adjustments and

* Amounts subject to rounding.	3

Earnings Release 1Q16

revisions in accordance with contractual conditions.

Also pursuant to the Ordinance, the cost of capital not incorporated between the concessions’ extensions and the tariff revision process should be restated at the real cost of own capital of the transmission segment defined by Aneel (10.4%) and, after the tariff revision process, it will be remunerated at the Weighted Average Cost of Capital (WACC) of 6.6%, also defined by the Agency, for a period of eight years.

On March 31, 2015, Copel filed with Aneel the appraisal report of its RBSE transmission assets totaling R$882.3 million, with base date on December 31, 2012. Nevertheless, the financial and economic effects and the recognition of the respective accounting impacts on the Financial Statements will depend on the ratification of the final result of the appraisal report by the regulatory agency, which initiated the process to assess the indemnifiable amount in June 2015, but has not yet issued an opinion.

Copel Telecom’s Rating

Fitch Ratings assigned the national long-term rating of ‘AA+(bra)’ with a stable outlook to the wholly owned subsidiary Copel Telecom, balanced with the credit risk of the Copel Holding company. This is the subsidiary's first rating.  According to the agency’s report, the subsidiary's rating is supported by the Group’s solid financial profile, benefiting from a robust operating cash flow, conservative capital structure and strong liquidity position.

Copel Telecom – New Chief Financial Officer

Mr. Francisco Cesar Farah is the new CFO of Copel Telecomunicações, a position which was previously held by Mr. Luiz Eduardo da Veiga Sebastiani, the current Chief Financial and Investor Relations Officer of the Copel Holding company and the other wholly owned subsidiaries. Mr. Farah has a degree in Accounting and has built his career in the state government fiscal audit area. He was the Investor Relations Officer of Companhia de Saneamento do Paraná (Sanepar) in 2014, and recently held the position of Chief Administrative Officer in the same company. A department exclusively dedicated to the financial area was created at Copel Telecom to comply with Aneel Resolution 699/2016, which governs the sharing of infrastructure and human resources between related parties.

Transmissions SPCs - Completed buildings

On May 7, we completed the commissioning tests in 346 km of transmission lines belonging to Paranaíba Transmissora (Copel GeT 24.5%, Furnas 24.5% and State Grid 51%). This is the first stretch connecting the States of Goiás and Minas Gerais and is only awaiting the issue of the Operating License to begin commercial operation. The full completion of the works, comprising 967 km of transmission lines, is scheduled for the end of June.  After startup, these lines will add R$29.4 million to Copel GeT’s APR.

The construction works of the Paranaíta - Ribeirãozinho transmission, in Mato Grosso State, were completed on May 08, 2016. This project belongs to Matrinchã Transmissora de Energia (49% Copel GeT and 51% State Grid), just missing the Operating License for the project commercial operation start. With 1,005 km, the transmission line will add R$84.9 million to Copel GeT’s APR and distribute the energy produced in the five hydroelectric power plants projected in the Teles Pires river.

4

* Amounts subject to rounding.

Earnings Release 1Q16

The commercial operation start of the transmission assets belonging to  Guaraciaba Transmissora (Copel GeT 49% and State Grid 51%), comprising 600 km of transmission lines and one substation, is also scheduled by the end of June and will add R$44.5 million to Copel GeT’s APR.

Tariff Revision Proposal - Copel Distribuição

Between April 20 and May 19, 2016, Aneel will hold a Public Hearing to collect information for the proposal of the 4th Tariff Revision Cycle of Copel Distribuição, which envisages a 10.4% reduction in coustomer’s tariffs. The final revision should be ratified by the regulatory agency by June 24, 2016, when the new tariffs will take effect in Copel Distribuição’s concession area. Further information is available on the website of Aneel Public Hearing 020/2016.

Energy Sales in the Free Market

On April 29 and May 3, 2016, Copel Geração e Transmissão sold a total of 6.2 million MWh in auctions in the free market, at the average price of R$128.00/MWh. Products with supply periods ranging from two to five years were offered, with delivery as of June 1st, 2016, January 1st, 2017 and January 1st, 2018. The graph below shows Copel GeT’s current contracted level.

Colíder HPP -Vegetation Removal

On May 3, 2016, the Superior Court of Justice (STJ) lifted the injunction that obliged Copel GeT to remove 100% of the vegetation in the flooded area of the Colíder HPP’s reservoir. The STJ decision was supported by technical studies that indicated that the percentage determined by the Mato Grosso State Environment Department (70%), which the Company has complied with, already envisages adequate environmental protection. For further details, refer to item 8.1.

Baixo Iguaçu HPP – Exclusion of Additional Liability

On May 3, 2016, Aneel recognized another 130 days of exclusion of liability in delays in the implementation of the Baixo Iguaçu HPP, as a result of government acts and force majeure. With it the agency began considering an exclusion of liability of 756 days in the plant implementation schedule, as of September 1, 2016, prohibiting the application of penalties and contractual, commercial or regulatory liabilities arising from this delay.

5

* Amounts subject to rounding.

Earnings Release 1Q16

2. Financial Performance

The analyses presented below refer to the first quarter 2016 compared with the same periods in 2015.

2.1 Operating Revenues

Operating revenues came to R$3,073.6 million in 1Q16, 27.5% down from 1Q15, chiefly due to the lower result of sectorial financial assets and liabilities, which was a loss of R$527.2 million in 1Q16, compared with a gain of R$560.9 in 1Q15, mainly as a result of (a) the R$401.8 million period amortization, chiefly due to the recovery via tariffs of deferrals in 2013 and 2014 and (b) the recognition negative of R$144.2 million, due to the reduction in the value of the CDE account and lower costs of electricity purchase compared tariff coverage. It is also worth noting the following variations:

(i) the 47.3% reduction in “electricity sales to distributors”, due to the decline in revenue from the spot market (CCEE) as a result of lower dispatch from the Araucária TPP (78 GWh in 1Q16 compared 915 GWh in 1Q15), the lower volume of energy allocated in the spot market by Copel GeT, and the decline in the Spot Price (PLD) in the period (R$34.59/MWh in 1Q16 compared with R$388.48/MWh in 1Q15);

(ii) growth of 43.5% on  the use of the main distribution and transmission grid (consisting of TUSD and TUST), due to the tariff adjustment applied by Copel Distribuição in June 2015, partially offset by a decrease of 4.3% in the grid market, and the entry into operation of new transmission assets;

(Iii) an increase of 18.9% in the "electricity sales to final customers" revenue due to the Extraordinary Tariff Review - RTE that adjusted 36.8% in the tariffs of Copel Distribuição from March 2, 2015, and the adjustment 15.3% applied to the tariffs of Copel Distribuição from June 24, 2015, partially offset by (a) increased consumer charges, which represented 26.9% of practiced adjustments, and (b) the decrease of 4.3% in the captive market Copel Distribuição and 10.0% in the free market Copel GeT;

(iv) the 31.3% increase in "telecommunications revenues" due to the expansion of the service to new customers; and

(v) the 28.9% increase in “other operating revenues”, mainly arising from revenue from rent and leases.

				R$ '000
Income Statement	1Q16	4Q15	1Q15	Var.%
	(1)	(2)	(3)	(1/3)
Electricity sales to final customers	1,579,314	1,588,176	1,328,700	18.9
Electricity sales to distributors	682,006	621,625	1,293,020	(47.3)
Use of the main distribution and transmission grid	854,217	671,154	595,105	43.5
Construction revenue	271,153	372,646	268,232	1.1
Revenues from telecommunications	62,497	56,244	47,602	31.3
Distribution of piped gas	123,192	124,879	121,475	1.4
Result of sectorial financial assets and liabilities	(527,202)	(121,173)	560,885	-
Other operating revenues	28,461	23,452	22,083	28.9
Operating revenue	3,073,638	3,337,003	4,237,102	(27.5)

6

* Amounts subject to rounding.

Earnings Release 1Q16

2.2 Operating Costs and Expenses

In 1Q16, operating costs and expenses totaled R$2,772.2 million, 23.2% down from 1Q15, chiefly due to the 33.0% reduction in “electricity purchased for resale”, due to (a) lower costs with energy purchase in the regulated market, due to the expiration of existing energy contracts, and of the higher quota agreement volume and the reduction in Itaipu energy tariffs (US$25.78/kWh in 2016 versus US$38.07/kWh in 2015), and (b) in the spot market, due to the distributor’s energy contracting level in the period.

				R$'000
Electricity Purchased for Resale	1Q16	4Q15	1Q15	Var.%
	(1)	(2)	(3)	(1/3)
CCEAR (Auction)	812,470	822,038	1,092,248	(25.6)
Itaipu Binacional	301,584	349,007	372,601	(19.1)
CCEE	133,063	(77,746)	407,251	(67.3)
Proinfa	60,573	44,286	44,043	37.5
Bilateral	4,217	3,869	18,990	(77.8)
(-) PIS/Pasep and Cofins	(112,036)	(123,797)	(143,381)	(21.9)
TOTAL	1,199,871	1,017,657	1,791,752	(33.0)

It is also worth noting the following variations:

(i)  the 67.3% reduction in “natural gas and supplies for the gas business", mainly as a result of a lower dispatch from the Araucária TPP, partially offset by the increase in gas prices due to the depreciation of the real;

(ii) the 45.2% decline in “provisions and reversals”, which totaled R$121.1 million in 1Q16 compared to R$220.8 million in the same period of 2015, as detailed above;

(iii) the 25.8% upturn in “charges of the main distribution and transmission grid ”, basically due to the higher cost with System Service Charges (ESS) as a result of the increased thermal dispatch  out of the merit order in the period, and the 26.2% increase in Itaipu’s energy transmission tariff;

				R$000
Charges of the main distribution and transmission grid	1Q16	4Q15	1Q15	Var.%
	(1)	(2)	(3)	(1/3)
System usage charges	150,729	145,763	155,248	(2.9)
Itaipu transportation charges	23,731	22,893	18,722	26.8
Charge reserve energy - EER	17,686	-	-	-
System Service Charges - ESS	93,417	147,595	52,563	77.7
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	(20,882)	(19,930)	(16,118)	29.6
TOTAL	264,681	296,321	210,415	25.8

(iv) the 12.9% increase in “personnel and management”, chiefly due to the wage increase as of October 2015;

(v) 19.3% increase in “third-party services”, as a result of adjustment of contracts for inflation, the increase in costs with the maintenance of the electrical system, in addition to increased costs with communications, processing and transmission of data and read and delivery of invoices;

7

* Amounts subject to rounding.

Earnings Release 1Q16

(vi) the 12.0% upturn in “other operating costs and expenses”, mainly reflecting (a) higher costs with financial compensation for the use of water resources, due to increased hydroelectric power production, (b) indemnifications, and (c) marketing and advertising, partially offset by lower losses with  asset decommissioning and disposals.

				R$ '000
	1Q16	4Q15	1Q15	Var.%
Operating Costs and Expenses
	(1)	(2)	(3)	(1/3)
Electricity purchased for resale	1,199,871	1,017,657	1,791,752	(33.0)
Charge of the main distribution and transmission grid	264,681	296,321	210,412	25.8
Personnel and management	275,131	421,190	243,801	12.9
Pension and healthcare plans	63,508	65,718	64,188	(1.1)
Materials and supplies	23,315	18,903	20,703	12.6
Materials and supplies for power eletricity	10,494	11,303	46,725	(77.5)
Natural gas and supplies for the gas business	114,651	122,013	350,556	(67.3)
Third-party services	130,290	161,539	109,236	19.3
Depreciation and amortization	179,036	173,117	159,271	12.4
Provisions and reversals	121,061	(286,310)	220,773	(45.2)
Construction cost	258,865	386,664	273,186	(5.2)
Other cost and expenses	131,320	105,716	117,208	12.0
TOTAL	2,772,223	2,493,831	3,607,811	(23.2)

2.3 Equity in the Earnings of Subsidiaries

Equity in the earnings of investees reflects gains and losses from investments in Copel’s investees and is presented in the table below.

			'000
	1Q16	1Q15	Var. %
Company
	(1)	(2)	(1/2)
Joint Ventures	31,608	35,070	(9.9)
Dominó Holdings	8,692	5,197	67.3
Voltalia São Miguel do Gostoso I	579	(241)	-
Paraná Gás	(21)	-	-
Costa Oeste	1,913	1,790	6.9
Marumbi	4,632	3,676	26.0
Transmissora Sul Brasileira	(110)	270	-
Caiuá	621	625	(0.6)
Integração Maranhense	291	(1,404)	-
Matrinchã	10,416	14,424	(27.8)
Guaraciaba	2,935	7,636	(61.6)
Paranaíba	2,719	1,997	36.2
Mata de Santa Genebra	(2,534)	923	-
Cantareira	1,475	177	733.3
Associates	16,286	11,292	44.2
Sanepar	11,111	6,678	66.4
Dona Francisca Energética	2,656	2,222	19.5
Foz do Chopim Energética	2,799	2,415	15.9
Carbocampel	(1)	(1)	-
Copel Amec	4	4	-
Escoelectric	(283)	(26)	-
TOTAL	47,894	46,362	3.3

8

* Amounts subject to rounding.

Earnings Release 1Q16

2.4 EBITDA

Earnings before interest, taxes, depreciation and amortization amounted to R$528.3 million in 1Q16, 36.7% lower than in the same period the year before (R$834.9 million), chiefly due to (a) the lower energy volume dispatched by the Araucária TPP, (b) the strategy of allocation of energy to the short-term market (MCP) by Copel GeT aligned with the lower PLD in the period, and (c) the 4.3% decline in Copel Distribuição’s captive and grid markets.

Excluding non-recurring effects of the period, adjusted EBITDA would be R$598.5 million in 1T16, 34.5% less than the registered in the same period last year. The following table lists the items included in the calculation of adjusted EBITDA.

	1Q16	1Q15	Var.%
Adjusted EBITDA
	(1)	(2)	(1/2)
EBITDA	528.3	834.9	(36.7)
+/(-) Additional allowance for loan losses (Copel Dis)	22.4	5.7	290.0
(+) Allowance for doubtful accounts (HPP Colíder)	-	73.2	-
(+) Provisions for litigation	47.7	-	-
Adjusted EBITDA	598.5	913.9	(34.5)

2.5 Financial Result

In 1Q16, financial income totaled R$214.0 million, 2.7% lower than in the same period of 2015, due to (a) the lower monetary restatement of accounts receivable related to the concession, reflecting the renewal of Copel Distribuição’s concession agreement in December 2015, and (b) the lower remuneration of sectorial assets and liabilities, as a result of the period amortization, partially offset by the higher monetary restatement of CRC, due to higher inflation (IGP-DI) in the period, the 71.0% increase in late payment charges on electricity bills.

Financial expenses totaled R$371.8 million in 1Q16, 107.7% up on 1Q15, chiefly due to the increase in debt charges, mainly arising from the higher balance of financing and debentures.

9

* Amounts subject to rounding.

Earnings Release 1Q16

Thus, the financial results of 1T16 was a negative R$157.9 million compared to R$40.9 million positive in the same period last year.

				R$'000
	1Q16	4Q15	1Q15	Var.%
	(1)	(2)	(3)	(1/3)
Financial Revenues	213,969	238,614	219,876	(2.7)
Income and monetary variation on CRC transfer	57,468	66,294	51,993	10.5
Income from investments held for trading	41,945	37,153	22,511	86.3
Monetary restatement on indemnifiable assets - concession	8,917	81,757	43,567	(79.5)
Late fees on electricity bills	58,713	51,160	34,344	71.0
Monetary restatement on interest on indemnified assets - compensation of the concession	-	(76,537)	7,976	-
Income from financial investments available for sale	3,099	3,503	4,562	(32.1)
Monetary restatement and adjustment to present value of accounts payable related to concession	841	-	-	-
Income from sectorial assets and liabilities	16,903	31,592	45,329	(62.7)
Exchange variation About Purchase Itaipu Electric Power	17,305	25,198	-	-
Other financial revenues	8,778	18,494	9,594	(8.5)
Financial Expenses	(371,830)	(503,825)	(178,991)	107.7
Debt charges	(239,673)	(303,880)	(113,487)	111.2
Monetary variation - ANEEL Concession - Use of public asset	(35,735)	(32,324)	(22,152)	61.3
Exchange variation About Purchase Itaipu Electric Power	(10,533)	(96,162)	-	-
Pis/ Pasep and Cofins taxes over interest on equity	(3,043)	(42,627)	-	-
Income from sectorial assets and liabilities	(1,648)	-	(14,879)	(88.9)
Monetary and exchange variation	(9,765)	(301)	(7,838)	24.6
Interest on R&D and PEE	(9,602)	(9,413)	(7,146)	34.4
Other financial expenses	(61,831)	(19,118)	(13,489)	358.4
Financial income (expenses)	(157,861)	(265,211)	40,885	-

2.6 Consolidated Net Income

In 1T16, COPEL recorded net income of R$136.1 million, 71.0% lower than the in the same period of 2015 (R$470.0 million).

10

* Amounts subject to rounding.

Earnings Release 1Q16

2.7 Consolidated Income Statement

				R$'000
Income Statement	1Q16	4Q15	1Q15	Var.%
	(1)	(2)	(3)	(1/3)
OPERATING REVENUES	3,073,638	3,337,003	4,237,102	(27.5)
Electricity sales to final customers	1,579,314	1,588,176	1,328,700	18.9
Electricity sales to distributors	682,006	621,625	1,293,020	(47.3)
Use of the main distribution and transmission grid	854,217	671,154	595,105	43.5
Construction revenue	271,153	372,646	268,232	1.1
Revenues from telecommunications	62,497	56,244	47,602	31.3
Distribution of piped gas	123,192	124,879	121,475	1.4
Result of Sectorial financial assets and liabilities	(527,202)	(121,173)	560,885	-
Other operating revenues	28,461	23,452	22,083	28.9
OPERATING COSTS AND EXPENSES	(2,772,223)	(2,493,831)	(3,607,811)	(23.2)
Electricity purchased for resale	(1,199,871)	(1,017,657)	(1,791,752)	(33.0)
Charge of the main distribution and transmission grid	(264,681)	(296,321)	(210,412)	25.8
Personnel and management	(275,131)	(421,190)	(243,801)	12.9
Pension and healthcare plans	(63,508)	(65,718)	(64,188)	(1.1)
Materials and supplies	(23,315)	(18,903)	(20,703)	12.6
Materials and supplies for power eletricity	(10,494)	(11,303)	(46,725)	(77.5)
Natural gas and supplies for the gas business	(114,651)	(122,013)	(350,556)	(67.3)
Third-party services	(130,290)	(161,539)	(109,236)	19.3
Depreciation and amortization	(179,036)	(173,117)	(159,271)	12.4
Provisions and reversals	(121,061)	286,310	(220,773)	(45.2)
Construction cost	(258,865)	(386,664)	(273,186)	(5.2)
Other cost and expenses	(131,320)	(105,716)	(117,208)	12.0
EQUITY IN EARNINGS OF SUBSIDIARIES	47,894	(58,356)	46,362	3.3
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	349,309	784,816	675,653	(48.3)
FINANCIAL RESULTS	(157,861)	(265,211)	40,885	-
Financial income	213,969	238,614	219,876	(2.7)
Financial expenses	(371,830)	(503,825)	(178,991)	107.7
OPERATIONAL EXPENSES/ INCOME	191,448	519,605	716,538	(73.3)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(55,359)	(117,493)	(246,547)	(77.5)
Income tax and social contribution on profit	(353,151)	(126,168)	(308,560)	14.5
Deferred income tax and social contribution on profit	297,792	8,675	62,013	380.2
NET INCOME (LOSS)	136,089	402,112	469,991	(71.0)
Attributed to controlling shareholders	133,506	395,822	433,968	(69.2)
Attributed to non-controlling interest	2,583	6,290	36,023	(92.8)
EBITDA	528,345	957,933	834,924	(36.7)

3. Main Account and Changes Balance Sheet

The main accounts and changes in the Balance Sheet in relation to December 2015 are described below. Additional information can be found in the Notes to our Quarterly Financial Information.

3.1 Main Accounts

Cash, Cash Equivalents and Bonds and Securities

11

* Amounts subject to rounding.

Earnings Release 1Q16

On March 31, 2016, the cash and cash equivalents, bonds and securities of Copel’s wholly owned subsidiaries and controlled companies totaled R$1,665.7 million, 15.8% lower than the R$1,978.1 million recorded on March 2015. These funds were invested, mostly in Bank Deposit Certificates (CDBs) and repo transactions. The investments earned an average yield of the period variation in the Interbank Deposit Certificate (CDI) rate.

CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$1,197.4 million, in 244 monthly installments recalculated by the price amortization system, restated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities until April 2025. The current CRC balance is R$1,391.3 million.

The State of Paraná has been paying the renegotiated installments pursuant to the fourth addendum, whose amortizations are guaranteed by dividends.

Sectorial Financial Assets and Liabilities

As of December 31, 2014, Copel Distribuição has recognized sectorial financial assets and/or liabilities in its financial statements as a result of an amendment to the concession agreement that guarantees that the residual amounts of items of Portion A and other financial components not recovered or returned via tariffs will be included in, or discounted from, the calculation of the indemnification for non-amortized assets at the expiration of the concession. On March 31, 2016, sectorial financial assets totaled R$387.9 million, while the balance of sectoral financial liabilities totaled R$79.6 million. For further details, please refer to our Quarterly Financial Information (note 9).

Accounts Receivable Related to the Concession

These refer to accounts receivable related to the contracts for the concession of electric power transmission and distribution activities. The account refer to investments in infrastructure and financial remuneration which were not recovered through tariff and/or APR up to the end of duration of the concession. On March 31, 2016, balance totaled come to R$2,064.0 million.

Accounts Receivable related to the Concession Indemnification

This line refers to the accounting value of transmission assets on May 31, 2000 (RBSE) and the residual amount of generation assets whose concessions expired in 2015 (Rio dos Patos HPP, GPS HPP and Mourão I HPP).  On March 31, 2016, the amount recorded in this line was R$219.6 million.

Investments, Property, Plant and Equipment and Intangible Assets

12

* Amounts subject to rounding.

Earnings Release 1Q16

"Investments" moved up 4.3% until March 31, 2016, due to equity in the earnings of investees and capital contributions recorded in the period. “Property, plant and equipment” increased 1.3%, due to the startup of new assets, in accordance with the Company's investment program, net of period depreciation. “Intangible assets” grew 1.1%, reflecting period investments in new assets.

3.2 Balance Sheet – Assets

					R$'000
	Mar-16	Dec-15	Mar-15	Var.%	Var.%
Assets
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	5,951,158	6,933,397	6,437,135	(14.2)	(7.5)
Cash and cash equivalents	1,160,439	1,480,727	1,132,473	(21.6)	2.5
Bonds and securities	334,090	406,274	280,390	(17.8)	19.2
Collaterals and escrow accounts	1,964	2,000	8,326	(1.8)	(76.4)
Customers	3,073,253	3,032,827	2,762,703	1.3	11.2
Dividends receivable	38,950	40,345	28,209	(3.5)	38.1
CRC transferred to the State of Paraná	114,281	111,663	96,713	2.3	18.2
Net sectorial financial assets	387,928	910,759	1,003,048	(57.4)	(61.3)
Account receivable related to concession	88,265	9,162	7,103	863.4	-
Accounts receivable related to the concession compensation	-	-	309,022	-	-
Other current receivables	366,028	474,889	435,236	(22.9)	(15.9)
Inventories	141,251	131,018	137,835	7.8	2.5
Income tax and social contribution	82,521	194,244	103,308	(57.5)	(20.1)
Other current recoverable taxes	72,862	70,725	99,225	3.0	(26.6)
Prepaid expenses	43,590	49,282	33,544	(11.5)	29.9
Related parties	45,736	-	-	134.8	-
NON-CURRENT	23,232,784	22,014,260	20,961,318	5.5	10.8
Long Term Assets	5,897,858	4,951,792	8,575,921	19.1	(31.2)
Bonds and securities	171,133	91,117	56,768	87.8	201.5
Collaterals and escrow accounts	81,706	86,137	67,319	(5.1)	21.4
Customers	75,595	75,062	75,457	0.7	0.2
Net sectoral financial assets	1,277,004	1,271,579	1,254,741	0.4	1.8
CRC transferred to the State of Paraná	763,899	719,927	700,125	6.1	9.1
Judicial deposits	-	134,903	423,039	-	-
Account receivable related to concession	1,975,688	1,358,451	4,770,097	45.4	(58.6)
Accounts receivable related to the concession extension	219,556	219,556	160,217	-	37.0
Other non-current receivables	36,462	31,614	77,150	15.3	(52.7)
Income tax and social contribution	156,515	94,686	131,676	65.3	18.9
Deferred income tax and social contribution	835,252	537,562	577,113	55.4	44.7
Other non-current recoverable taxes	115,854	112,902	121,757	2.6	(4.8)
Prepaid expenses	21,628	25,493	175	(15.2)	-
Related parties	167,566	192,803	160,287	(13.1)	4.5
Investments	2,320,878	2,224,710	1,725,899	4.3	34.5
Property, plant and equipment, net	8,803,555	8,692,682	8,632,727	1.3	2.0
Intangible assets	6,210,493	6,145,076	2,026,771	1.1	206.4
TOTAL	29,183,942	28,947,657	27,398,453	0.8	6.5

3.3 Debt

Gross Debt

13

* Amounts subject to rounding.

Earnings Release 1Q16

Copel’s consolidated debt totaled R$7,819.8 million on March 31, 2016, 0.76% higher than the R$7,761.0 million recorded in 2015, due to the restatement of debt charges in the period.

In 1Q16, Copel’s gross debt represented 53.2% of consolidated shareholders’ equity, which at the end of the period was R$14,710.2 million, equivalent to R$53.75 per share (book value per share). The breakdown of the balance of loans, financing and debentures is shown in the table below:

				R$'000
			Total	composition
				%
		Eletrobras - COPEL	69,111	0.9
		FINEP	26,132	0.3
		BNDES	1,673,599	21.4
	Domestic Currency
		Banco do Brasil S/A and other	1,633,863	20.9
		Debentures and Promissory Notes	4,316,118	55.2
		Total	7,718,823	98.7
		National Treasury	100,970	1.3
	Foreign Currency
		Total	100,970	1.3
TOTAL			7,819,793	100.0

Loans, financing and debentures maturities are presented below:

								R$'000
	Short Term			Long Term				Total
	Apr-16 - Mar-17	Apr-17 - Dec-17	2018	2019	2020	2021	From 2022
Domestic Currency	1,403,196	2,140,191	1,499,610	857,148	490,583	145,103	1,182,992	7,718,823
Foreign Currency	1,894	-	-	-	-	-	99,076	100,970
TOTAL	1,405,090	2,140,191	1,499,610	857,148	490,583	145,103	1,282,068	7,819,793

Endorsements and Guarantees

At the end of March 2016, the Company had R$1,270.6 million in guarantees and endorsements, as shown below.

					R$'000
	Mar-16	Dec-15	Mar-15	Var.%	Var.%
Guarantees and Endorsements¹
	(1)	(2)	(3)	(1/2)	(1/3)
Transmissora Sul Brasileira	67,714	67,559	68,311	0.2	(0.9)
Caiuá Transmissora	40,497	41,246	43,587	(1.8)	(7.1)
Integração Maranhense	66,939	68,514	72,604	(2.3)	(7.8)
Matrinchã Transmissora	317,445	322,784	300,485	(1.7)	5.6
Guaraciaba Transmissora	204,368	196,846	202,026	3.8	1.2
Costa Oeste	16,677	16,859	17,692	(1.1)	(5.7)
Mata de Santa Genebra	238,522	245,356	25,603	(2.8)	831.6
Paranaíba	143,198	134,263	89,651	6.7	59.7
Marumbi	41,002	42,143	40,598	(2.7)	1.0
Voltalia São Miguel do Gostoso I Participações S.A.	134,217	146,719	-	(8.5)	-
TOTAL	1,270,579	1,282,289	860,557	(0.9)	47.6
¹ Adjusted for Copel’s stake.

14

* Amounts subject to rounding.

Earnings Release 1Q16

Copel’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

Net Debt by Subsidiary

The following table shows the gross debt and net debt of the subsidiaries:

						R$ '000
	GeT	DIS	Telecom	Holding	Other	Total
Total debt	2,969	1,921	196	2,048	685	7,820
Endorsements and Guarantees	107	-	-	1,163	-	1,271
Availability	195	795	107	23	545	1,666
Net debt	2,882	1,125	89	3,188	140	7,425

Accounts Payables related to the Concession – Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

						R$'000
Mauá	Colíder	Baixo Iguaçu	SHP¹	Elejor	Total
15,860	22,122	5,841	2,499	503,389	549,711
¹Relative to SPP Cavernoso, Apucaraninha, Chopim I , Chaminé and Derivação do Rio Jordão.

Provisions for Legal Claims

15

* Amounts subject to rounding.

Earnings Release 1Q16

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

					R$ '000
Probable Losses - Consolidated	Mar-16	Dec-15	Mar-15	Var %	Var %
	(1)	(2)	(3)	(1/2)	(1/3)
Tax	328,972	327,048	283,024	0.6	16.2
Labor suits	485,297	408,133	348,250	18.9	39.4
Employees and Benefits	80,116	104,480	119,151	(23.3)	(32.8)
Civil	616,337	598,637	818,267	3.0	(24.7)
Suppliers	-	-	56,025	-	-
Civil and administrative claims	328,700	325,217	295,904	1.1	11.1
Easements	68,851	62,869	37,575	9.5	83.2
Condemnations and property	205,197	196,895	413,876	4.2	(50.4)
Customers	13,589	13,656	14,887	(0.5)	(8.7)
Environmental claims	1,048	868	508	20.7	106.3
Regulatory	58,246	55,770	50,309	4.4	15.8
TOTAL	1,570,016	1,494,936	1,619,509	5.0	(3.1)

The lawsuits classified as possible losses, as estimated by the Company and its controlled companies at the end of 1Q16, totaled R$3,907.0 million, 1,6% down on December 2015 (R$3,971.6 million), distributed in lawsuits of the following natures: tax - R$1,521.9 million; civil - R$1,205.7 million; labor - R$475.4 million; regulatory - R$647.2 million, and employee benefits - R$56.8 million.

3.4 Balance Sheet – Liabilities

16

* Amounts subject to rounding.

Earnings Release 1Q16

					R$'000
	Mar-16	Dec-15	Mar-15	Var.%	Var.%
Liabilities
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	4,848,541	4,789,118	5,129,417	1.2	(5.5)
Payroll, social charges and accruals	258,919	258,401	253,680	0.2	2.1
Suppliers	1,536,069	1,613,126	1,913,652	(4.8)	(19.7)
Income tax and social contribution payable	214,542	311,916	249,077	(31.2)	(13.9)
Other taxes due	239,854	340,948	166,025	(29.7)	44.5
Loans, financing and debentures	1,405,090	1,232,563	1,836,222	14.0	(23.5)
Minimum compulsory dividend payable	333,848	346,007	41,178	(3.5)	710.7
Post employment benefits	43,327	43,323	37,047	0.0	17.0
Customer charges due	199,360	277,458	172,121	(28.1)	15.8
Research and development and energy efficiency	158,958	167,881	171,500	(5.3)	(7.3)
Accounts Payable related to concession - Use of Public Property	269,319	61,786	55,055	335.9	389.2
Net sectorial financial liabilities	42,662	-	-	-	-
Other accounts payable	146,593	135,709	233,860	8.0	(37.3)
NON-CURRENT	9,625,247	9,574,061	8,137,518	0.5	18.3
Suppliers	5,923	5,923	17,625	-	(66.4)
Deferred income tax and social contribution	-	214	4,555	-	-
Other taxes due	248,819	257,273	259,216	(3.3)	(4.0)
Loans, financing and debentures	6,414,703	6,528,425	4,715,008	(1.7)	36.0
Post employment benefits	572,770	551,337	887,630	3.9	(35.5)
Research and development and energy efficiency	256,989	231,112	188,097	11.2	36.6
Accounts Payable related to concession - Use of Public Property	487,804	473,879	445,603	2.9	9.5
Net sectorial financial liabilities	36,795	-	-	-	-
Other accounts payable	31,428	30,962	275	1.5	-
Tax, social security, labor and civil provisions	1,570,016	1,494,936	1,619,509	5.0	(3.1)
EQUITY	14,710,154	14,584,478	14,131,518	0.9	4.1
Attributed to controlling shareholders	14,378,163	14,245,728	13,765,204	0.9	4.5
Share capital	6,910,000	6,910,000	6,910,000	-	-
Equity valuation adjustments	1,156,865	1,177,372	946,829	(1.7)	22.2
Legal reserves	744,784	744,784	685,147	-	8.7
Retained earnings	5,413,571	5,413,572	4,516,825	(0.0)	19.9
Additional proposed dividends	-	-	241,753	-	-
Accrued earnings	152,943	-	464,650	-	(67.1)
Attributable to non-controlling interest	331,991	338,750	366,314	(2.0)	(9.4)
TOTAL	29,183,942	28,947,657	27,398,453	0.8	6.5

4. Performance of the Main Companies

4.1 Copel Geração e Transmissão

In 1Q16, Copel GeT’s operating revenue came to R$751.7 million, 17.3% lower than the R$908.9 million recorded in the same period last year. This was mainly due to the 33.9% decline in revenue from electricity sales to distributors, as a consequence of the lower volume of power allocated to the spot market (309 average-MW in 1Q16 versus 1,524 average-MW in 1Q15) combined with the lower PLD in the period, partially offset by the

17

* Amounts subject to rounding.

Earnings Release 1Q16

19.1% upturn in revenue from the use of the main distribution and transmission grid, following the startup of new transmission assets and the APR increase in July 2015.

Operating costs and expenses totaled R$390.8 million, 18.8% down from 1Q15, mainly the lower volume of energy purchased from HPP Dona Francisca as a result of new bilateral agreement made between the parties, and the reversal of R$32.4 million in provisions related to civil, administrative, lawsuits, tax and employees benefits which offset the R$24.3 million in provisions in the period.

Equity in the earnings of investees was positive by R$20.6 million, compared with a positive R$123.3 million in the same period of 2015, mainly driven by the negative result of the Araucária TPP (a loss of R$14.3 million in 1Q16, versus a gain of R$155.3 million in 1Q15). In 1Q16, Copel GeT posted net income of R$165.2 million and EBITDA of R$455.6 million.

Main Indicators	1Q16	4Q15	1Q15	Var.%
	(1)	(2)	(3)	(1/3)
Net Operating Revenue (R$ million)	751.7	726.3	908.9	(17.3)
Operating Income (R$ million)	238.0	370.1	554.2	(57.1)
Net Income (R$ million)	165.2	323.0	408.5	(59.6)
EBITDA (R$ million)	455.6	680.9	622.6	(26.8)
Operating Margin	31.7%	51.0%	61.0%	(48.1)
Net Margin	22.0%	44.5%	44.9%	(51.1)
EBITDA Margin	60.6%	93.7%	68.5%	(11.5)
Investment Program (R$ million)	609.3	512.2	180.1	238.3

4.2 Copel Distribuição

In 1Q16, Copel Distribuição’s net operating revenue totaled R$2,077.3 million, 20.1% lower than the R$2,598.7 million recorded in the same period last year, chiefly due to the lower result of sectorial assets and liabilities, which was a negative R$527.2 million, due to the period amortization of R$401.8 million, mainly reflecting the recovery via tariffs of the deferrals in 2013 and 2014, and the recognition of a negative R$144.2 million as a result of the reduction in the amount of the CDE account and lower costs with the acquisition of energy, partially offset by the higher exchange variation on the purchase of energy from Itaipu and higher ESS costs in light of the current tariff coverage.

In addition, the revenue decline was impacted by the reduction in the energy market in the period (decline of 4.3% in the captive and grid markets).

Operating costs and expenses fell 16.7% to R$2,172.2 million in the period and mainly reflected the (a) lower cost with energy acquisition in the regulated market, due to the expiration of existing energy contracts, replaced by energy contracts from the quota system, and the reduction in Itaipu’s electricity tariff, and (b) the

18

* Amounts subject to rounding.

Earnings Release 1Q16

7.6% reduction in costs with pension and healthcare plans, reflecting the revision of annual actuarial report for 2016, partially offset by (a) the 32.6% increase in the cost with charges for the use of the distribution and transmission grid as a result of the start-up of new assets and higher charges with system services (ESS), due to the higher dispatch of thermal plants out of merit order, (b) R$112.1 million in provisions and reversals, of which R$68.0 million refers to labor disputes and R$35.6 million to the allowance for doubtful accounts, and (c) growth of 16.8% in personnel and management, due to the wage increase as of October 2015 and the corporate reorganization in February 2016.

The financial result was a positive R$38.0 million, 34.3% lower 1Q15, mostly impacted greatly by the lower remuneration of regulatory assets and liabilities, higher debt service charges, partially offset by arrears on invoices. Thus, Copel Distribuição recorded negative result of R$39.1 million and negative EBITDA of R$28.6 million in 1Q16.

Main Indicators	1Q16	4Q15	1Q15	Var.%
	(1)	(2)	(3)	(1/3)
Net Operating Revenue (R$ million)	2,077.3	2,363.5	2,598.7	(20.1)
Operating Income (R$ million)	(56.9)	140.1	47.6	-
Net Income (R$ million)	(39.1)	107.9	28.8	-
EBITDA (R$ million)	(28.6)	149.0	48.8	-
Operating Margin	-	5.9%	1.8%	-
Net Margin	-	4.6%	1.1%	-
EBITDA Margin	-	6.3%	1.9%	-
Investment Program (R$ million)	157.6	170.1	166.2	(5.2)

Copel Distribuição – EBITDA adjusted

Excluding non-recurring effects of the period, EBITDA Copel Distribuição would be 58.3% lower than recorded in 1T15, totalizing R$37.8 million.

			R$ million
Adjusted EBITDA	1Q16	1Q15	Var.%
	(1)	(2)	(1/3)
EBITDA	(28.6)	48.8	-
+/(-) Allowance for doubtful accounts	22.4	5.7	290.0
(+) Provisions for litigation	38.0	36.0	5.6
(+) Corporate reorganization	6.0	-	-
Adjusted EBITDA	37.8	90.5	(58.3)

4.3 Copel Telecomunicações

Copel Telecomunicações’ operating revenue came to R$78.1 million in 1Q16, 20.6% more than the R$64.8 million recorded in the same period of the previous year, mainly due to the expansion of the area of operation and service to new customers. Operating costs and expenses increased by 32.8% to R$57.4 million in 1Q16,

19

* Amounts subject to rounding.

Earnings Release 1Q16

influenced by the 28.6% growth in expenses with third party services, which are necessary for the expansion of the operation area, and the 13.6% growth in costs with personnel, including expenses with pension and healthcare plans, due to the salary increase implemented in October 2015, and the record of R$5.2 million in provisions and reversals arising from tax and labor disputes. Net income for the period was R$11.2 million, a decrease of 23.0% compared to 1Q15, while EBITDA reached R$29.0 million, in line with the R$28.9 million recorded in the same period last year.

Main Indicators	1Q16	4Q15	1Q15	Var.%
	(1)	(2)	(3)	(1/3)
Net Operating Revenue (R$ million)	78.1	68.1	64.8	20.6
Operating Income (R$ million)	16.7	2.4	22.0	(24.2)
Net Income (R$ million)	11.2	11.2	14.5	(23.0)
EBITDA (R$ million)	29.0	12.4	28.9	0.6
Operating Margin	21.3%	3.6%	34.0%	(37.1)
Net Margin	14.3%	16.5%	22.4%	(36.1)
EBITDA Margin	37.2%	18.2%	44.6%	(16.5)
Investment Program (R$ million)	26.3	25.9	28.8	(8.7)

4.4 UEG Araucária

In 1Q16, UEG Araucária posted net revenue of R$55.8 million, a 90.0% reduction when compared to 1Q15, caused by the lower volume of power generated in the period (78 GWh in 1Q16 vs. 915 GWh in 1Q15). Operating costs and expenses fell 77.3% mainly due to the lower cost with raw material and inputs for production of power as a consequence of lower dispatch. Thus, Araucária UEG recorded a loss of R$14.3 million, versus net income of R$155.3 million in 1Q15. EBITDA was negative by R$13.9 million, versus a positive R$238.6 million in 2015. More details in the Exhibit III.

Main Indicators	1Q16	4Q15	1Q15	Var.%
	(1)	(2)	(3)	(1/3)
Net Operating Revenue (R$ million)	55.8	27.4	560.1	(90.0)
Operating Income (R$ million)	(14.3)	(55.8)	235.4	-
Net Income (R$ million)	(14.3)	(35.5)	155.3	-
EBITDA (R$ million)	(13.9)	(58.5)	238.6	-
Operating Margin	-	-	42.0%	-
Net Margin	-	-	27.7%	-
EBITDA Margin	-	-	42.6%	-

4.5 Accounting Information

20

* Amounts subject to rounding.

Earnings Release 1Q16

Accounting information concerning Copel’s interests in other companies in 1Q16 is shown in the following table:

				R$'000
		Shareholders'	Net Oper.
Partnerships -Mar-16	Total Assets			Net Income
		Equity	Revenues
Parent Company (Consolidated)
Compagas S.A.	477,084	303,337	159,842	7,616
Elejor S.A.	728,117	48,569	60,426	5,710
UEG Araucária Ltda	893,154	843,921	55,752	(14,319)
Jointly-controlled entities (Equity in earning)
Costa Oeste Transmissora de Energia S.A.	109,977	67,735	5,244	3,751
Caiuá Transmissora de Energia S.A.	235,628	106,878	4,727	1,001
Cantareira Transmissora S.A	163,467	125,676	17,912	3,011
Dominó Holdings S.A.	530,699	512,183	-	17,738
Guaraciaba Transmissora de Energia (TP Sul) S.A.	1,139,969	615,782	98,238	5,990
Integração Maranhense Transmissora de Energia S.A.	474,125	210,341	6,839	593
Marumbi Transmissora de Energia S.A.	169,637	100,682	10,748	5,789
Mata de Santa Genebra S.A	660,790	48,641	179,637	(5,058)
Matrinchã Transmissora de Energia (TP Norte) S.A.	2,334,196	1,350,810	142,123	21,257
Paranaíba Transmissora de Energia S.A.	1,116,711	451,983	92,292	11,097
Transmissora Sul Brasileira de Energia S.A.	705,160	337,265	11,776	(551)
Voltalia São Miguel do Gostoso I Participações S.A.	148,851	148,629	-	1,183
Associates (Equity in erarning)
Sanepar	8,326,237	4,226,915	806,624	145,721
Dona Francisca Energética S.A.	159,783	151,495	17,639	11,531
Foz do Chopim Energética Ltda	48,878	41,365	10,269	7,828
[1] This data was adjusted to Copel's practices.

21

* Amounts subject to rounding.

Earnings Release 1Q16

5. Investment Program

The Company carried out 28.2% of the investments planned for 2016. The following chart shows the investment program carried out in 1Q16:

		R$ million
Subsidiary / SPC	Carried	Scheduled
	1Q16	2016
Copel Geração e Transmissão	609.3	1,695.1
HPP Colíder	59.1	120.0
HPP Baixo Iguaçu	8.3	85.6
HPP Gov. Parigot de Souza (GPS) - Leilão nº 12/2015	373.6	574.8
TL Araraquara / Taubaté	35.7	161.6
SE Paraguaçu Paulista	6.9	6.7
TL Bateias - Curitiba Norte	13.3	11.3
TL Foz do Chopim - Realeza	8.9	34.7
TL Assis - Londrina	29.7	82.8
TL Curitiba Leste / Blumenau	-	11.1
SPC Matrinchã Transmissora de Energia¹	31.6	21.6
SPC Guaraciaba Transmissora de Energia¹	-	74.7
SPC Mata de Santa Genebra Transmissão¹	-	190.7
SPC Cantareira Transmissora de Energia¹	9.0	94.3
SPC Paranaíba¹	7.3	7.3
Others	25.9	217.9
Copel Distribuição	157.6	570.0
Copel Telecomunicações	26.3	146.0
Copel Comercialização	-	0.1
Copel Renováveis	-	1.4
Holding	-	4.1
Copel Brisa Portiguar	-	110.2
São Bento Energia	-	3.2
Cutia Wind Farm Complex	93.6	601.3
Other Invesment²	3.1	18.4
TOTAL	889.9	3,149.8
 ¹Regarding the participation of Copel in Enterprises.
¹ Includes Voltalia São Miguel do Gostoso I Participações among others.

6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

Copel Distribuição’s electricity sales to the captive market totaled 6,016 GWh in 1Q16, 4.3% less than in 1Q15, chiefly due to the economic stagnation, the tariff increase and the migration of captive customers to the free market.  The following table shows captive market trends by consumption segment:

22

* Amounts subject to rounding.

Earnings Release 1Q16

	Number of Customers				Energy sold (GWh)
	Mar-16	Mar-15	Var. %	1Q16	1Q15	Var. %
Residential	3,549,987	3,462,231	2.5	1,781	1,897	(6.1)
Industrial	87,461	91,026	(3.9)	1,607	1,652	(2.7)
Commercial	377,880	371,123	1.8	1,417	1,498	(5.4)
Rural	366,365	372,203	(1.6)	614	651	(5.7)
Other	57,023	56,553	0.8	597	590	1.2
Captive Market	4,438,716	4,353,136	2.0	6,016	6,288	(4.3)

For more details visit the Notice to the Market - IR 10/16 (link).

6.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the State of Paraná, and all free consumers within the Company’s concession area, also decreased by 4.3% by March 2016 as shown in the following table:

	Number of Customers / Agreements			Energy Sold (GWh)
	Mar-16	Mar-15	Var. %	1Q16	1Q15	Var. %
Captive Market	4,438,716	4,353,136	2.0	6,016	6,288	(4.3)
Concessionaries and Licensees	6	6	-	177	187	(5.3)
Free Customers ¹	157	127	23.6	991	1,030	(3.8)
Grid Market	4,438,879	4,353,269	2.0	7,184	7,505	(4.3)
¹ All free customers served by Copel GeT and other suppliers at the Copel DIS concession area.

6.3 Electricity Sales

Copel’s electricity sales to final customers, comprising Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão’s sales in the free market, fell 5.1% in 1Q16. The table below breaks down energy sales by consumption segment:

		Energy Sold (GWh)
Segment	Market
		1Q16	1Q15	Var. %
Residential		1,781	1,897	(6.1)
	Total	2,485	2,627	(5.4)
Industrial	Captive	1,607	1,652	(2.7)
	Free	878	975	(10.0)
	Total	1,419	1,501	(5.5)
Commercial
	Captive	1,417	1,498	(5.4)
	Free	2	3	(33.3)
Rural		614	651	(5.7)
Other		597	590	1.2
Energy Supply		6,896	7,266	(5.1)

23

* Amounts subject to rounding.

Earnings Release 1Q16

6.4 Total Energy Sold

Total energy sold by Copel, comprising Copel Distribuição’s, Copel Geração e Transmissão’s and Wind Farms sales in all the markets reached 11,092 GWh in the first quarter 2016, down 7.8% over the same period last year, reflecting the strategy adopted by Copel GeT to allocate more energy in the Short Term Market in early 2015. The following table shows Copel’s total electricity sales broken down between Copel Distribuição, Copel Geração e Transmissão and Wind Farms:

	Number of Customers / Agreements			Energy Sold (GWh)
	Mar-16	Mar-15	Var. %	1Q16	1Q15	Var. %
Copel DIS
Captive Market	4,438,716	4,353,136	2.0	6,016	6,288	(4.3)
Concessionaries and Licensees	6	6	-	162	170	(4.6)
CCEE (MCP)	-	-	-	354	-	-
Total Copel DIS	4,438,722	4,353,142	2.0	6,532	6,458	1.1
Copel GeT
CCEAR (Copel DIS)	1	1	-	41	60	(32.2)
CCEAR (other concessionaries)	39	39	-	1,002	1,183	(15.3)
Free Customers	24	27	(11.1)	880	978	(10.0)
Bilateral Agreements ¹	19	25	(24.0)	2,031	1,694	19.9
CCEE (MCP) ²	-	-	-	309	1,524	(79.7)
Total Copel GeT	83	92	(9.8)	4,263	5,439	(21.6)
Wind Farms Complex
CCEAR (other concessionaries)	112	112	-	208	133	56.4
CER	3	-	-	89	-	-
Total Wind Farm Complex	115	112	2.7	297	133	123.3
Total Copel Consolidated	4,438,920	4,353,346	2.0	11,092	12,030	(7.8)
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
¹ Includes Short Term Sales Agreements.
² Assured Power allocated in the period, does not consider the impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term
Market / CER: Agreements Reserve Energy.

In addition, the energy dispatched by the Araucária Thermal Power Plant was sold in the spot market (MCP) and totaled 78 GWh in the period. The amount of energy produced in 1Q16 the thermoelectric power plant is shown in the following table:

				GWh
TPP Araucária - UEGA	1Q16	1Q15	Var. %

Own Generation¹	78	915	(91.5)
Font: ONS
¹ Value of gross generation verified by ONS, without considering losses of the Basic Network associated with the plant.

24

* Amounts subject to rounding.

Earnings Release 1Q16

6.5 Energy Flow

Energy Flow – Copel Dis

			GWh
Energy Flow - Copel Dis	1Q16	1Q15	Var. %
Itaipu	1,482	1,466	1.1
CCEAR – Copel Geração e Transmissão	41	60	(31.7)
CCEAR – Other	3,397	3,797	(10.5)
CCEAR – Adjustment auction	-	648	-
CCEE (MCP)	-	398	-
Angra	255	259	(1.5)
CCGF	1,891	330	473.0
Itiquira	-	-	-
Proinfa	137	142	(3.5)
Elejor S.A	296	293	1.0
Available Power	7,499	7,393	1.4
Captive market	6,016	6,288	(4.3)
Concessionaries	162	170	(4.7)
CCEE (MCP)	354	-	-
Losses and differences	967	935	3.4
Basic network losses	147	161	(8.7)
Distribution losses	736	691	6.5
CG contract allocation	84	83	1.2

Energy Flow – Copel GeT

			GWh
Energy Flow - Copel GeT	1Q16	1Q15	Var. %
Own Generation	7,471	7,352	1.6
Dona Francisca	35	151	(76.8)
Total Available Power	7,506	7,503	-
Bilateral Agreements	2,031	1,697	19.7
CCEAR – COPEL Distribuição	41	61	(32.8)
CCEAR – Other	1,002	1,183	(15.3)
Free Customers	880	999	(11.9)
CCEE (MCP)	309	1,522	(79.7)
MRE	3,056	1,860	64.3
Losses and differences	187	181	3.3

25

* Amounts subject to rounding.

Earnings Release 1Q16

Energy Flow – Wind Farms

			GWh
Energy Flow - São Bento Energia	1Q16	1Q15	Var. %
Own Generation	78	38	105.3
CCEE (MCP)	-	61	-
Total Available Power	78	99	(21.2)
CCEAR – Other	94	94	-
Losses and differences	(16)	5	-

			GWh
Energy Flow - Brisa Potiguar	1Q16	1Q15	Var. %
Own Generation	146	1	-
CCEE (MCP)	-	39	-
Total Available Power	146	40	265.0
CCEAR – Other	114	39	192.3
CER	89	-
Losses and differences	(57)	1	-

Consolidated Energy Flow (Jan/ Mar 2016)

26

* Amounts subject to rounding.

Earnings Release 1Q16

6.6 Tariffs

Sales to Distributors Average Tariff (CCEARs) – Copel Geração e Transmissão

						R$ / MWh
Tariff	Amount	Mar-16	Dec-15	Mar-15	Var. %	Var. %
	Average MW	(1)	(2)	(3)	(1/2)	(1/3)
Copel Geração e Transmissão	345	170.92	154.59	147.23	10.6	16.1
Auction CCEAR 2008 - 2015	-	-	137.11	131.83	-	-
Auction CCEAR 2009 - 2016	241	163.88	156.69	150.53	4.6	8.9
Auction CCEAR 2011 - 2040 ( HPP Mauá)	104	187.22	178.63	171.86	4.8	8.9
Auction CCEAR 2013 - 2042 (Cavernoso II)¹	-	205.16	205.35	188.75	(0.1)	8.7
Auction - CCEAR 2015 - 2045 (UHE Colíder)	-	142.44	142.47	130.86	-	8.8
Copel Distribuição
Concession holders in the State of Paraná	82	282.51	280.38	199.44	0.8	41.7
Total / Tariff Weighted Average Supply	427	192.35	171.41	154.18	12.2	24.8
¹ The commercial operation of HPP Cavernoso II has been suspended since 09.24.2014.

Power Purchase Average Tariff – Copel Distribuição

						R$ / MWh
	Amount	Mar-16	Dec-15	Mar-15	Var. %	Var. %
Tariff
	Average MW	(1)	(2)	(3)	(1/2)	(1/3)
Itaipu [1]	641	195.84	327.65	284.46	(40.2)	(31.2)
Auction – CCEAR 2008 – 2015	-	-	143.97	132.78	-	-
Auction – CCEAR 2010 – H30	70	194.04	194.04	178.89	-	8.5
Auction – CCEAR 2010 – T15 [2]	65	205.46	205.46	189.41	-	8.5
Auction – CCEAR 2011 – H30	58	199.22	199.22	183.66	-	8.5
Auction – CCEAR 2011 – T15 [2]	54	226.55	226.55	208.85	-	8.5
Auction – CCEAR 2012 – T15 [2]	116	203.23	203.23	187.36	-	8.5
Auction – CCEAR 2014 - 2019 ³	109	164.28	240.10	343.27	(31.6)	(52.1)
Auction – CCEAR 2014 - 2019 [4]	227	292.94	292.93	270.81	-	8.2
Auction 2014 - 18M	-	-	-	175.79	-	-
Auction 2014 - 36M	134	176.64	159.60	159.60	10.7	10.7
Auction 2016 - T20²	31	140.75	-	-	-	-
Angra	117	202.96	164.88	164.88	23.1	23.1
CCGF [5]	862	56.60	28.78	29.23	96.7	93.6
Santo Antônio	138	123.48	123.48	113.83	-	8.5
Jirau	230	108.61	108.61	100.12	-	8.5
Others Auctions [6]	327	205.83	132.07	268.58	55.9	(23.4)
Bilaterals	136	210.32	210.32	203.12	-	3.5
Total / Tariff Average Supply	3,316	157.71	187.06	202.95	(15.7)	(22.3)
[1] Furnas transport charge not included.
[2] Average auction price restated according to the IPCA inflation index. The price comprises in fact three components: a fixed component, a variable component, and expenses at the Electric Energy Trading Chamber (CCEE). The cost of the latter two components is dependent upon the dispatch of facilities according to the schedule set by the National System Operator (ONS).
³ Energy Agreements.
[4] Capacity Agreements.
[5] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.
[6] Products average price.

27

* Amounts subject to rounding.

Earnings Release 1Q16

Sales to Final Customers Average Tariff Copel Distribuição – without ICMS

					R$ / MWh
	Mar-16	Dec-15	Mar-15	Var. %	Var. %
Tariff¹
	(1)	(2)	(3)	(1/2)	(1/3)
Industrial ²	419.54	418.49	350.31	0.2	19.8
Residential	492.27	492.25	416.57	-	18.2
Commercial	463.25	463.32	392.48	-	18.0
Rural	316.83	315.70	262.79	0.4	20.6
Other	357.98	357.84	321.88	-	11.2
Retail distribution average rate	433.82	433.91	367.54	-	18.0
¹ Does not consider tariff flags.
² Free customers not included.

7. Capital Market

7.1 Capital Stock

Copel’s capital amounts to R$6,910.0 million, represented by shares with no par value. The Company's current number of shareholders is 24,952. In March 2016 the Company’s capital was as follows:

								Thousand shares
Shareholders	Common	%	Preferred "A"	%		Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-		-	-	-	85,029	31.0
BNDESPAR	38,299	26.4	-		-	27,282	21.3	65,581	24.0
Eletrobras	1,531	1.1	-		-	-	-	1,531	0.6
Free Floating	19,875	13.7	129		33.8	100,915	78.7	120,919	44.2
BM&FBovespa	18,547	12.8	129		33.8	64,873	50.6	83,549	30.6
NYSE	1,328	0.9	-		-	35,962	28.0	37,290	13.6
LATIBEX	-	-	-		-	80	0.1	80	-
Other	297	0.2	251		66.2	47	-	595	0.2
TOTAL	145,031	100.0	380		100.0	128,244	100.0	273,655	100.0

28

* Amounts subject to rounding.

Earnings Release 1Q16

29

* Amounts subject to rounding.

Earnings Release 1Q16

7.2 Stock Performance

		Common		Preferred "B"
Stock Performance (Jan - Mar/16)		(CPLE3 / ELPVY)		(CPLE6 / ELP / XCOP)
		Total	Daily average	Total	Daily average
	Number of Trades	8,078	135	257,967	4,299
	Volume Traded	2,830,700	47,178	45,553,900	759,232
BM&FBovespa
	Trading Value (R$ thousand)	45,410	757	1,083,313	18,055
	Presence in Trading Sessions	60	100%	60	100%
	Volume Traded	265,726	5,654	26,582,403	435,777
NYSE	Trading Value (US$ thousand)	1,007	21	167,955	2,753
	Presence in Trading Sessions	47	75%	61	97%
	Volume Traded	-	-	143,990	2,526
LATIBEX	Trading Value (Euro thousand)	-	-	750	13
	Presence in Trading Sessions	-	-	57	92%

In 1Q16, the free float accounted for 44.2% of the Company’s capital. Copel’s market capitalization, based on the stock prices on all markets at the end of March 2016, was R$6,555.2 million. Out of the 66 stocks that make up the Ibovespa index, Copel’s class B preferred shares accounted for 0.3% of the portfolio, with a Beta index of 1.0. Copel also accounted for 6.6% of the BM&FBovespa’s Electric Power Index (IEE). In the Corporate Sustainability Index (ISE), Copel class B preferred shares accounted for 1.0%.

Copel’s common shares (ON - CPLE3) and class B preferred shares (PNB - CPLE6) were traded in 100% of the trading sessions of the São Paulo Stock Exchange (BM&FBovespa). Copel’s common and class B preferred shares closed the period at R$18.44 and R$28.65, with a positive variation of 15.3% and 17.9% respectively. In the same period the Ibovespa had positive change of 15.5%. On the New York Stock Exchange (NYSE), class B preferred shares, represented by American Depositary Shares (ADSs), were traded at Level 3, under the ticker ELP, in 97% of the trading sessions and closed the period at US$7.92, with a positive variation of 34.9%. Over this period, the Dow Jones Index positive by 1.5%.

On the Latibex (the Euro market for Latin American securities on the Madrid Stock Exchange), Copel’s class B preferred shares were traded under the ticker XCOP in 92% of the trading sessions and closed the period at €7.28, with a positive variation of 33.3%. In the same period the Latibex All Shares index had positive growth of 23.5%.

The table below summarizes Copel’s share prices in 1Q16.

30

* Amounts subject to rounding.

Earnings Release 1Q16

			Price / Points
		Ticker / Index			Var. (%)
			03.31.2016	12.31.2015

	CPLE3		R$ 18.44	R$ 16.00	15.3

BM&FBovespa	CPLE6		R$ 28.65	R$ 24.30	17.9

	Ibovespa		50,055	43,350	15.5

	ELP		US$ 7.92	US$ 5.87	34.9
NYSE
	Dow Jones		17,685	17,425	1.5

	XCOP		€ 7.28	€ 5.46	33.3
LATIBEX
	Latibex		1,308	1,059	23.5

7.3 Dividends and Interest on Own Capital

The table below presents the payments of dividends and interest on own capital as of 2011:

The table below presents the payments of dividends and interest on own capital as of 2011:

				Thousands of R$		R$ per Share
Type of Earning	Fiscal Year	Approved on	Paid on	(gross)	Common	Preferred "A"	Preferred "B"
Total	2011			421,091	1.46833	2.52507	1.61546
IOC¹	2011	08/11/11	09/15/11	225,814	0.78803	0.86706	0.86706
IOC	2011	04/26/12	05/29/12	195,277	0.68030	1.65801	0.74840
Total	2012			268,554	0.93527	2.52507	1.02889
IOC¹	2012	12/19/12	01/15/13	138,072	0.47920	2.52507	0.52720
Dividends	2012	04/25/13	05/23/13	130,482	0.45607	-	0.50169
Total	2013			560,537	1.95572	2.52507	2.15165
IOC¹	2013	11/13/13	12/16/13	180,000	0.62819	0.69111	0.69111
Dividends¹	2013	11/13/13	12/16/13	145,039	0.50617	0.55688	0.55688
Dividends	2013	04/24/14	05/28/14	235,498	0.82136	1.27708	0.90366
Total	2014			622,523	2.17236	2.52507	2.39000
IOC¹	2014	10/24/14	11/21/14	30,000	0.10469	0.11519	0.11519
Dividends¹	2014	10/24/14	11/21/14	350,770	1.22416	1.34678	1.34678
Dividends	2014	04/23/15	06/22/15	241,753	0.84351	1.06310	0.92803
Total	2015			326,795	1.13716	2.52507	1.25473
IOC	2015	04/28/16	06/27/16	198,000	0.68748	2.10511	0.76022
Dividends	2015	04/28/16	06/27/16	128,795	0.44968	0.41996	0.49451
¹ In advance

31

* Amounts subject to rounding.

Earnings Release 1Q16

8. Operating Performance

8.1 Generation

In Operation

Copel Geração e Transmissão

Below is the main information of Copel GeT’s power station and the power produced between in 1Q16.

Power Plants	Installed	Assured Power	Generation	Concession
	Capacity (MW)	(Average MW)	(GWh)	Expires
Hydroelectric Power Plants	4,463.9	1,943.4	7,460.4
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	1,676.0	576.0	2,392.4	05.23.2023
Gov. Ney Aminthas de B. Braga (Segredo)	1,260.0	603.0	2,216.8	11.15.2029
Gov. José Richa (Salto Caxias)	1,240.0	605.0	2,329.2	05.04.2030
Mauá (1)	185.2	100.8	393.1	07.03.2042
Guaricana	36.0	16.1	60.8	08.16.2026
Cavernoso II (2)	19.0	10.6	-	02.27.2046
Chaminé	18.0	11.6	33.0	06.16.2026
Apucaraninha	10.0	6.7	2.5	10.12.2025
Derivação do Rio Jordão	6.5	5.9	13.3	11.15.2029
Marumbi	4.8	2.4	5.6	(3)
São Jorge	2.3	1.5	4.0	12.03.2024
Chopim I	2.0	1.5	3.6	(4)
Cavernoso	1.3	1.0	2.5	01.07.2031
Melissa	1.0	0.6	1.6	(4)
Salto do Vau	0.9	0.6	1.7	(4)
Pitangui	0.9	0.1	0.3	(4)
Thermal Power Plant	20.0	10.3	10.0
Figueira	20.0	10.3	10.0	03.26.2019
Wind Energy Plants	2.5	0.5	0.8
Eólica de Palmas (5)	2.5	0.5	0.8	09.28.2029
TOTAL	4,486.4	1,954.2	7,471.2
(1) Refered to COPEL's participation (51% of power plant capacity of 363 MW).
(2) Plant under maintenance since June 2014 due to flood.
(3) Submitted to ANEEL for ratification.
(4) Power plants with no concession agreement, only required to be registered at ANEEL.
(5) Average wind plant generation.

In addition, Copel GeT operates two plants under the quota system, as shown below:

32

* Amounts subject to rounding.

Earnings Release 1Q16

	Installed	Assured Power	Service Provision Revenue¹	Granting Fee	Concession
Power Plants - Quota System	Capacity (MW)	(Average MW)	(R$ million)	(R$ million)	Expires

Gov. Pedro V. Parigot de Souza (Capivari -Cachoeira)	260.0	109.0	130.9	574.8	01.05.2046
Rio dos Patos	1.7	1.0	0.6	(3)	(3)
TOTAL	261.7	110.0	131.5
(1) Refer to allocated 100% of the assured power to the assured energy quota regime. Adjusted annually by the IPCA.
(2) 100% of the energy generated will be allocated to the assured energy quota regime in 2016, falling to 70% as of January 1, 2017. In regard to this portion of energy, Copel GeT will not cover the hydrological risk and the financial results of the Energy Reallocation Mechanism (MRE) associated with the plant.
(3) The concession expired on February 14, 2014. However, the Company will be responsable for the operation and maintenance until the winner of the bidding process assume the plant. Until then, Copel will receive a pre established tariff to operate the plant.

Copel Renováveis

Copel has 11 wind farms in commercial operation, which generated 224.1 GWh in 1Q16, as shown in the following chart:

		Installed	Assured Power	Generation		Expiration of
Wind Farm	Auction ¹				Price ²
		Capacity (MW)	(Average MW)	(GWh)		Authorization
São Bento		94.0	46.3	77.7	199.29
Boa Vista		14.0	6.3	9.7	204.43	Apr-46
Olho d'Água	2nd LFA	30.0	15.3	27.2	198.48	May-46
São Bento do Norte	(08.26.2010)	30.0	14.6	25.1	198.48	May-46
Farol		20.0	10.1	15.7	198.48	Apr-46
Copel Brisa Potiguar		183.6	92.6	146.4	174.45
Asa Branca I		27.0	13.2	21.9	200.60	Apr-46
Asa Branca II	2nd LFA	27.0	12.8	20.6	200.60	May-46
Asa Branca III	(08.26.2010)	27.0	12.5	21.9	200.60	May-46
Eurus IV		27.0	13.7	22.4	200.60	Apr-46
Santa Maria		29.7	15.7	21.6	140.90	May-47
	4th LER
Santa Helena		29.7	15.7	24.5	140.90	Apr-47
	(08.18.2011)
Ventos de Santo Uriel		16.2	9.0	13.6	139.81	Apr-47
Total		277.6	138.9	224.1	182.73
¹ LFA - Auction of Alternative Sources/ LER - Auction Reserve Energy.
² Price updated to March 2016.

Interest in Generation Projects

Copel holds interests in six power generation projects at the operational stage, with a total installed capacity of

1,786.6 MW, 606 MW referred to Copel´s stake, as shown below:

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* Amounts subject to rounding.

Earnings Release 1Q16

	Installed Capacity	Assured Power			Concession
Company			Partners	PPA signed with
	(MW)	(Average MW)			Expires

TPP Araucária			COPEL - 20%
(UEG Araucária)	484.1	365.2	COPEL GeT - 60%	¹	Dec-29
Petrobras - 20%
HPP Santa Clara			COPEL - 70%	COPEL Dis
	123.4	72.4			Oct-36
(Elejor)			Paineira Participações - 30%	Free customers

HPP Fundão			COPEL - 70%	COPEL Dis
	122.5	67.9			Oct-36
(Elejor)			Paineira Participações - 30%	Free customers
			COPEL - 23,03%	COPEL GeT
HPP Dona Francisca			Gerdau - 51,82%	Gerdau
	125.0	78.0			Aug-33
(DFESA)			Celesc - 23,03%	Celesc
			Desenvix - 2,12%	Desenvix
SHP Júlio de Mesquita			COPEL - 35,77%
	29.1	20.4		Free customers	Apr-30
Filho (Foz do Chopim)			Silea Participações - 64,23%
COPEL - 0,82%
CEB Lajeado - 16,98%
Paulista Lajeado Energia S.A. - 5,94%
HPP Lajeado	902.5	526.6	EDP Energias do Brasil S.A. - 4,57%	²	Dec-32
(Investco S.A.)			Lajeado Energia S.A. - 62,39%
Furnas Centrais Elétricas S.A. - 0,21%
Other - 9,09%
¹ Since February 1, 2014, the plant’s operation has been under the responsibility of UEGA. The Araucária TPP does not have availability agreements and operates under the merchant model.
² The assets of the Lajeado HPP are leased to its other concession holders in proportional shares of the existing assets.

Interest in Wind Farms

Copel has 49% interest in the Voltalia São Miguel do Gostoso I Participações S.A. wind farm complex, in the State of Rio Grande do Norte. Whose energy was sold in the Fourth Reserve Energy Auction by under twenty-year contracts, with supply beginning in July, 2015.

	Installed Capacity¹	Assured Power		CAPEX³		Wind farm	Expiration of
Wind Farm			Price²	Start up	Stake (%)
	(MW)	(Average MW)		(R$ million)		location	Authorization
Voltalia - São Miguel do Gostoso I Participações S.A. [4]
Carnaúbas	27.0	13.1		127.1			Apr-47
Reduto	27.0	14.4		128.9	49% COPEL	São Miguel do	Apr-47
			136.68	Jul-15
Santo Cristo	27.0	15.3		128.9	51% Voltalia	Gostoso (RN)	Apr-47
São João	27.0	14.3		128.9			Mar-47
Total	108.0	57.1	136.68	513.9
¹ The capacity envisaged in the Auction was altered based on the characteristics of Acciona Windpower’s equipment, respecting the volume of energy sold.
² Price updated to March 2016.
³ CAPEX estimated by Brazilian Electricity Regulatory Agency (Aneel) on the date of the auction.
[4] Wind farm able to start up, waiting for transmission line conclusion.

The construction works of these wind farms were concluded in April 2015 and they have been prepared to operate since then. However, commercial operations will only begin after completion of the works in the transmission facilities (ICG Touros), under the responsibility of the transmission agent, which is scheduled for the first half of 2016.

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* Amounts subject to rounding.

Earnings Release 1Q16

Under Construction

Copel Geração e Transmissão

Copel GeT is building two hydroelectric power plants that will add 405 MW to its total installed capacity, as described below.

		Installed Capacity	Assured Power	Energy Sold in the		Price¹	Concession
Power Plants	Contract				Supply Start
		(MW)	(Average MW)	(Average MW)		(R$/MWh)	Expires

HPP Colíder	01/2011	300	179.6	125.0	01.01.2015	153.25	01.17.2046
100% Copel GeT	de 01.17.2011

HPP Baixo Iguaçu	02/2012
30% Copel GeT		350	172.8	121.0	27.09.2018²	159.49	08.20.2047
70% Geração Céu Azul S.A	de 08.20.2012

Total³		405	231.4
¹ Adjusted by the IPCA up to March 2016. Font: CCEE.
² Including 756 days waver of responsibility.
³ Adjusted for Copel's stake.

Colíder Hydroelectric Power Plant

Around 90% of the works are complete and in February 2016, we began building the transmission line, with a 63-km extension, which will connect the plant to the Cláudia substation.

As a result of force majeure and government acts during the implementation of the Colíder Hydroelectric Power Plant, Copel Geração e Transmissão is requesting with Aneel a waiver of responsibility, totaling 644 days, related to the delay in the plant’s startup, initially scheduled for December 30, 2014.

Copel GeT has been honoring Colíder HPP’s CCEAR commitments, totaling 125 average-MW, using energy from other plants in its portfolio. In order to so, the Company has refrained from selling energy in the spot market, at the PLD, in order to sell at the CCEAR prices. In October, 2015, the 5th Panel of the Regional Federal Appellate Court of the 1st Region granted the request for interlocutory appellate relief made by Copel GeT. The Court determined that Aneel refrains from imposing to the Company, until the Administrative Case No. 48500.000623/2015 is examined, any and all onus of Concession Agreement.

On May 3, 2016, the Superior Court of Justice (STJ) lifted the injunction that obliged Copel GeT to remove 100% of the vegetation in the flooded area of the Colíder HPP’s reservoir. The STJ decision was supported by technical studies that indicated that the percentage determined by the Mato Grosso State Environment Department (70%), which the Company has complied with, already envisages adequate environmental protection. The entry into operation of the first turbine is scheduled for March 2017.

Baixo Iguaçu Hydroelectric Power Plant

As a result of a government act, unforeseeable circumstances and force majeure, the startup of unit 1 is scheduled for December 1, 2018 and the startup of units 2 and 3 is planned for January and February 2019.

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* Amounts subject to rounding.

Earnings Release 1Q16

Copel Renováveis

Wind Farm Complex

Copel Renováveis is expanding its energy generation matrix with renewable sources by building wind farm complexes in the State of Rio Grande do Norte, consisting of 13 projects with a total installed capacity estimated at 332.0 MW, as follows:

		Installed Capacity	Assured Power			CAPEX[4]	Premium Value		Expiration of
Wind Farm	Auction ¹			Price ³	Start up			Wind farm location
		(MW) ²	(Average MW)			(R$ million)	(R$ million)		Authorization
Dreen Cutia		25.2	9.6	165.66		97.6		Pedra Grande	Jan-42
Dreen Guajiru		21.6	8.3	165.66		83.8		Pedra Grande	Jan-42
Esperança do Nordeste		30.0	9.1	165.66		116.1		São Bento do Norte	May-50
	6th LER
GE Jangada	(10/31/2014)	30.0	10.3	165.66	Oct-17	114.9	9.4	São Bento do Norte	Jan-42
GE Maria Helena		30.0	12.0	165.66		114.9		São Bento do Norte	Jan-42
Paraíso dos Ventos do Nordeste		30.0	10.6	165.66		115.7		São Bento do Norte	May-50
Potiguar		28.8	11.5	165.66		112.1		São Bento do Norte	May-50
São Bento do Norte I		24.2	9.7	156.77				São Bento do Norte	Aug-50
São Bento do Norte II		24.2	10.0	156.77				São Bento do Norte	Aug-50
São Bento do Norte III	20th LEN	22.0	9.6	156.77				São Bento do Norte	Aug-50
					Jan-19	532.2	14.2
São Miguel I	(11/28/2014)	22.0	8.7	156.77				São Bento do Norte	Aug-50
São Miguel II		22.0	8.4	156.77				São Bento do Norte	Aug-50
São Miguel III		22.0	8.4	156.77				São Bento do Norte	Aug-50
Total		332.0	126.2	161.80		1,287.2	23.6
¹ Types of auctions: LER - Auction Reserve Energy / LEN - New Energy Auction.
² The installed capacity of the new projects can be optimized in relation to the registered at auctions.
[3] Price updated to March 2016.
[4] The value the CAPEX corresponds to the recorded at EPE.

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* Amounts subject to rounding.

Earnings Release 1Q16

8.2 Transmission

In Operation

The chart below shows the transmission concession agreements and the design of the substations park and the transmission lines in operation:

			TL	Substation		APR ¹	Concession
Subsidiary / SPC	Contract	Enterprise	Extension (km) Amount		MVA	(R$ million)	Expiration

Copel GeT	060/2001²	Several	1,919	32	12,202	174.9	Dec-42

Copel GeT	075/2001	TL Bateias - Jaguariaiva	137	-	-	17.2	Jul-31

Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	0.9	Mar-38

Copel GeT	027/2009 ³	TL Foz - Cascavel Oeste	116	-	-	10.2	Nov-39

Copel GeT	015/2010	Cerquilho III Substation	-	1	300	4.6	Oct-40

		TL Foz do Chopim - Salto Osório
Copel GeT	022/2012		98	-	-	5.1	Aug-42
		LT Londrina - Figueira

		TL Assis — Paraguaçu Paulista II	42	-	-
Copel GeT	002/2013					7.0	Feb-43
		Paraguaçu Paulista II Substation	-	1	150

Subtotal Copel GeT [4]			2,344	34	12,652	220.0

Costa Oeste		TL Cascavel Oeste - Umuarama Sul
Copel GeT - 51%	001/2012		143	1	300	5.8	Jan-42
Eletrosul - 49%		Umuarama Sul Substation

Transm. Sul Brasileira
Copel GeT - 20%	004/2012	TL Nova Sta Rita - Camaquã	798	1	166	12.4	May-42
Eletrosul - 80%

Caiuá Transmissora		TL Guaíra - Umuarama Sul
Copel GeT - 49%	007/2012	TL Cascavel Norte - Cascavel Oeste	136	2	700	10.8	May-42
Elecnor - 51%		Santa Quitéria Substation / Cascavel Norte Substation

Integração Maranhense
Copel GeT - 49%	011/2012	TL Açailandia - Miranda II	365	-	-	16.5	May-42
Elecnor - 51%

Marumbi
Copel GeT - 80%	008/2012	LT Curitiba - Curitiba Leste	28	1	672	14.7	May-42
Eletrosul - 20%

Subtotal SPCs [5]			1,470	5	1,838	60.2
Total			3,814	39	14,490	280.2
¹ Refered to Copel's stake.
² Renewed contract pursuant to Law 12,783/13.
³ APR updated as tariff review process - Aneel Resolution 1,901/15.
[4] Consolidated Financial Statement.

Under Construction

Copel GeT is substantially increasing its share of the transmission segment through own investments and partnerships in SPCs. The projects have a joint total of 4,539 km of transmission lines and 12 substations and will generate APR of R$458.5 million of which refers to Copel Get stake. Copel’s interest in the transmission projects is available in the table below.

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* Amounts subject to rounding.

Earnings Release 1Q16

		Signing of					APR¹	CAPEX ²		Concession
Subsidiary / SPC	Auction		Enterprise	State	km	Subst			Start up
		Contract					(R$ million)	(R$ million)		Expiration

Copel GeT	001/10	Oct-10	TL Araraquara II — Taubaté	SP	356	-	28.4	250.0	Mar-17	Oct-40

Copel GeT	007/13	Jan-14	TL Bateias - Curitiba Norte	PR	33	1	7.7	69.0	Apr-16	Jan-44

Copel GeT	001/14	Sep-14	TL Foz do Chopim - Realeza	PR	53	1	6.4	49.0	Mar-17	Sep-44

Copel GeT	001/14	Sep-14	TL Assis – Londrina	SP / PR	120	-	16.7	135.0	Sep-17	Sep-44

			TL Curitiba Leste - Blumenau						Mar-21
Copel GeT	005/15	Mar-16		PR / SC	230	3	97.9	580.6		Mar-46
			TL Baixo Iguaçu - Realeza						Sep-19

Subtotal Copel GeT					792	5	157.1	1,083.6		-

Matrinchã
Copel GeT - 49%	002/12	May-12	TL Paranaíta - Ribeirãozinho	MT	1,005	3	84.9	882.0	May-16	May-42
State Grid - 51%

Guaraciaba				MT / GO /
Copel GeT - 49%	002/12	May-12	TL Ribeirãozinho - Marimbondo		967	-	29.4	235.2	Jun-16	May-43
State Grid - 51%				MG
Paranaíba
				BA / MG /
Copel GeT - 24,5%	007/12	May-13	TL Barreiras II - Pirapora II		967	-	29.4	235.2	Jun-16	May-43
Furnas - 24,5%				GO
State Grid - 51%
Mata de Santa Genebra
Copel GeT - 50,1%	007/13	May-14	TL Araraquara II - Bateias	SP / PR	847	3	100.6	784.6	Nov-17	May-44
Furnas - 49,9%

Cantareira
Copel GeT - 49%	001/14	Sep-14	TL Estreito - Fernão Dias	SP / MG	328	-	42.0	305.8	Mar-18	Sep-44
Elecnor - 51%
Subtotal SPC					3,747	7	301.4	2,648.6
Total					4,539	12	458.5	3,732.2
¹ Update according to Aneel Ratification Resolution 1918/2015 (R$ milion) / Adjusted for Copel’s stake.
² Aneel reference value (R$ million) / Adjusted for Copel’s stake.

8.3 Distribution

Concession agreement

In December 2015, the Company signed the fifth amendment to the Public Electricity Distribution Concession Agreement no. 46/1999 of Copel Distribuição S.A., extending the concession term to July 7, 2045.

The concession agreement imposes economic and financial efficiency and quality conditions. Failure to comply with the conditions for two consecutive years or any of the limits at the end of the first five years will result in the termination of the concession. From the sixth year following execution of the agreement, any breach of quality criteria for three consecutive years or economic and financial management criteria for two consecutive years will result in the opening of a forfeiture process. In addition, noncompliance with the overall goals of collective continuity indicators for two consecutive years or three times in five years may limit the payment of dividends or interest on equity, while failure to meet the economic and financial sustainability indicators will reflect the need for a capital contribution from the controlling shareholders. The following chart shows the goals set for Copel Distribuição in the first 5 years of renovation:

38

* Amounts subject to rounding.

Earnings Release 1Q16

		Quality (Limit Established)[1]
Year	Economic and Financial Management
		DECi ²	FECi ²
2016		13.61	9.24
2017	EBITDA[4] =0	12.54	8.74
2018	EBITDA[4] (-)QRR³=0	11.23	8.24
2019	{Net Debt / [EBITDA[4] (-)QRR³]}=1/(0.8*SELIC5 )	10.12	7.74
2020	{Net Debt / [EBITDA[4] (-)QRR³]}=1/(1.11*SELIC5 )	9.83	7.24
[1] According to Aneel’s Technical Note No. 0335/2015
² DECi – Equivalent Time of Interruption Caused by Internal Source per Consumer Unit; and FECi – Equivalent Frequency of Interruption Caused by
Internal Source per Consumer Unit.
³ QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. This is the value defined in the most recent Periodical Tariff Review
(RTP), plus the General Market Price Index (IGP-M) between the month preceding the RTP and the month preceding the twelve-month period of the economic and financial sustainability measurement.
4 EBITDA adjusted for the effects of post-employment benefits, provisions and PDV.
[5] Selic: limited to 12.87% p.y.

Operating Data

In the distribution business, Copel serves more than 4.4 million energy consumers in 1,113 locations, belonging to 394 municipalities in State of Paraná and one in the State of Santa Catarina. Copel Distribuição operates and maintains the installations in the 13.8 kV, 34.5 kV, 69 kV, 138 kV and some of 230 kV voltage levels.

Voltage	Km	Substations	MVA
13.8 kV	103,723	-	-
34.5 kV	83,523	224	1,493
69 kV	695	37	2,492
88 kV [1]	-	-	5
138 kV	5,867	104	6,842
230 kV	130	-	-
Total	193,938	365	10,832
[1] Not automated.

Compact-Design Distribution Lines

Copel Distribuição has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. The total length of compact-design distribution lines in operation in March 2016 was 8,130 km.

Secondary Isolated Lines

Copel Distribuição has also invested in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC and FEC distribution performance indicators, defense against illegal connections, improved environmental conditions, reduced areas subject to tree trimming, improved safety, reduced voltage drops throughout the grid, and increased transformer useful

39

* Amounts subject to rounding.

Earnings Release 1Q16

life, due to the reduction of short-circuits, among other advantages. The total length of installed secondary isolated lines closed March 2016 at 15,174 km.

Quality of Supply

The two main indicators of power supply quality are DEC (outage duration) and FEC (outage frequency). The more severe weather events compared to previous years contributed to increasing outage duration and frequency indicators (DEC and FEC, respectively) in 2014 and 2015. The trends for these indicators, as well as for total time service, are shown below:

	DEC ¹	FEC ²
Jan-Mar			Total time service (hours)
	(hours)	(outages)
2012	2.73	2.23	1:36
2013	2.99	2.26	1:48
2014	4.19	2.73	2:03
2015	3.96	2.48	2:26
2016	3.22	2.21	2:15
¹ DEC measured in hours and hundredths of an hour
² FEC expressed in number of interruptions and hundredths of a number of interruptions year to date

8.4 Telecommunications

Copel Telecomunicações has an optical backbone, a high capacity intermunicipal transmission network, and the access, a customer service network. The access network can be multi-point (GPON) or point-to-point (conventional), thus connecting the customer to the network's transmission Copel Telecom and providing the contracted services.

In March 2016, the backbone cable network extended for 9,893 km and the access network extended for 18,312 km. Currently, we serve the 399 municipalities in the State of Paraná and another 2 in State of Santa Catarina.

Copel Telecomunicações Fiber Optic Network

Map of the State of Paraná

40

* Amounts subject to rounding.

Earnings Release 1Q16

8.5 Equity Interests

Other Sectors

Copel holds interests in companies in the gas, telecommunications, sanitation and service sectors, as shown below:

Company	Sector	Partners

COPEL - 49.0%
Dominó Holdings S.A.	Sanitation	Andrade Gutierrez - 51.0%

COPEL - 7.6%
State of Paraná - 51.4%
Sanepar	Sanitation	Dominó Holdings S.A. - 12.2%
Andrade Gutierrez - 2.1%
Other - 26.7%
COPEL - 51.0%
Compagas	Gas	Mitsui Gás - 24.5%
Gaspetro - 24.5%
COPEL - 30.0%
Paraná Gás Exploração		Petra Energia [1] - 30.0%
e Produção S.A [2]	Oil and natural gas	Bayar Participações -30.0%
Tucumann Engenharia - 10.0%
COPEL - 45.0%
Sercomtel S.A. Telecom	Telecommunications	Município de Londrina - 55.0%

COPEL - 49.0%
Carbocampel S.A.	Coal mining	Carbonífera Cambuí - 51.0%

COPEL - 40.0%
Escoelectric Ltda	Services	Lactec - 60.0%
COPEL - 48.0%
Copel-Amec Ltda [3]	Services	Amec - 47.5%
Lactec - 4.5%
[1] Operating Company.
[2] More information in item 8.6
[3] Being liquidated.

8.6 New Projects

Project Portfolio

Copel holds interests in different power generation projects. When these projects go into commercial operation, they will add 350.3 MW of installed capacity to the Company's portfolio.

41

* Amounts subject to rounding.

Earnings Release 1Q16

Project	Estimated Installed Capacity	Estimated Assured Power	COPEL' Stake
	(MW)	(Average MW)	(%)
SHP	206.2	114.6
Bela Vista	29.0	18.0	36.0
Dois Saltos	25.0	13.6	30.0
Foz do Curucaca	29.5	16.2	15.0
Salto Alemã	29.0	15.9	15.0
São Luiz	26.0	14.3	15.0
Pinhalzinho	10.9	5.9	30.0
Alto Chopim	20.3	11.2	15.0
Burro Branco	10.0	5.1	30.0
Rancho Grande	17.7	9.7	15.0
Foz do Turvo	8.8	4.7	30.0
HPP	331.0	165.5
São Jerônimo	331.0	165.5	41.2
WPP	159.0	70.2
Complexo Alto Oriente	60.0	27.4	100.0
Complexo Jandaia	99.0	42.8	100.0
Total	696.2	350.3
¹ The installed capacity of the new projects can be optimized in relation to the registered at auctions.

Thermal Power Generation

Copel is conducting feasibility studies about five thermoelectric power plants to be constructed in the state of Paraná that may add up to 1,730 MW of installed capacity to the Company’s portfolio, as shown in the chart below:

Project	Estimated Installed Capacity (MW)	Fuel	Location
Araucária II TPP ¹	500.0	Natural Gas	Araucária - PR
Litoral TPP	500.0	Natural Gas	Paranaguá - PR
Norte TPP	500.0	Natural Gas	North of Paraná
Norte Pioneiro TPP	190.0	Coal	Sapopema - PR
Sul PCT	40.0	Natural Gas	South of Paraná
Total	1,730.0
¹ Owns Preliminary and Installation License by Instituito Ambiental do Paraná.

The feasibility of natural gas thermoelectric power projects is subject to the construction of a regasification facility in the coast of the state of Paraná, which would also supply natural gas to UEGA to Compagas.

42

* Amounts subject to rounding.

Earnings Release 1Q16

Interest in Feasibility Study

Hydroelectric Potential Surveyed Along the Piquiri River

The feasibility studies for the four hydroelectric power plants making up the hydroelectric potential of the Piquiri River, in Paraná, were submitted by Copel GeT and accepted by Aneel in 2012. The following table features these plants, which have a joint installed capacity 459.3 MW:

	Project	Estimated Installed Capacity (MW)
HPP Apertados		139.0
HPP Comissário		140.0
HPP Foz do Piquiri		93.2
HPP Ercilândia		87.1
Total		459.3

Tapajós Hydroelectric Complex

Copel entered into a Technical Cooperation Agreement with eight other companies to conduct studies on the Tapajós and Jamanxim Rivers in Brazil’s North Region, including the environmental assessment of the Tapajós River Basin and the feasibility of the Tapajós River Complex, comprising five plants with a joint installed capacity of over 12 thousand MW. The plants currently under study are: Jatobá, with 2,338 MW, and São Luiz do Tapajós, the biggest, with 8,040 MW, both on the Tapajós River. On the Jamanxim River, the Company will be studying the Cachoeira do Caí, Cachoeira dos Patos and Jamanxim Hydroelectric Power Plants. The Technical and Economic Feasibility Study of the São Luiz do Tapajós Hydroelectric Power Plant (EVTE) was submitted to Aneel for examination in April 2014. The document contains a study of the technical and economic conditions that comprise one of the feasibility aspects of building the plant and will be an integral part of the documentation included in the invitation to bid for the plant’s concession. The Environmental Impact Assessments and Environmental Impact Reports (EIA/RIMA) were concluded and delivered to IBAMA (Brazilian Institute of Environment and Renewable Natural Resources) in May 2014. The Company is awaiting for the public hearings to be scheduled. At the moment, the situation of indigenous peoples is under study. Technicians from FUNAI (National Indian Foundation) are studying the possible impacts on indigenous communities.

43

* Amounts subject to rounding.

Earnings Release 1Q16

Oil and Gas Exploration and Production

On November 28, 2013, in the 12th round of Bids of the National Petroleum Agency (ANP), the consortium formed by Copel (30%), Bayar Participações (30%), Tucumann Engenharia (10%) and Petra Energia (30%) (the latter acting as operator) won the right to explore, develop and produce oil and natural gas in four blocks in an 11,327-km² area in the midwestern region of the State of Paraná. The consortium’s total investment will come to R$78.1 million in the first phase of exploration, for the term of four years granted by the ANP. Copel and its partners Bayar, Tucumann and Petra signed concession contracts for 2 blocks in May 2014. The activities of the first phase of exploitation by the consortium are suspended in the other blocks due to a public-interest civil action, as a result the respective concession contracts have yet to be signed.

9. Other Information

9.1 Human Resources

Copel’s workforce closed 1Q16 at 8,585 employees distributed. The table below shows employee number trends in the Company and its subsidiaries in the last four years:

Headcount	2013	2014	2015	2016
Geração e Transmissão	1,702	1,554	1,568	1,671
Distribuição	6,375	6,071	6,032	6,177
Telecomunicações	434	601	621	618
Holding	136	329	347	70
Comercialização	-	11	10	3
Renováveis	-	26	50	46
TOTAL	8,647	8,592	8,628	8,585

At the end of March 2016, Copel Distribuição had 4,438,716 customers, representing a consumer-to-employee ratio of 719. Compagas, Elejor and UEG Araucária, companies in which Copel holds a majority interest, had 163, 7 and 16 employees, respectively.

9.2 Main Operational Indicators

44

* Amounts subject to rounding.

Earnings Release 1Q16

45

* Amounts subject to rounding.

Earnings Release 1Q16

9.3 Conference Call 1Q16 Results

Information about 1Q16 Results Conference Call:

>        Friday, May 13, 2016, at 03:30 p.m. (Brasília time)

>     Telephone: (+1 516) 300 1066

>     Code: Copel

A live webcast of the conference call will be available at: www.copel.com/ir

Please connect 15 minutes before the call.

Investor Relations – Copel

ri@copel.com

Telephone: (+ 55 41) 3222-2027

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

46

* Amounts subject to rounding.

Earnings Release 1Q16

Exhibit I – Consolidated Cash Flow Statement

		R$'000
Consolidated Cash Flow	1Q16	1Q15
Cash flows from operating activities
Net income for the period	136,089	469,991
Adjustments to reconcile net income with the cash provided by operating activities	1,134,515	395,499
Depreciation and Amortization	174,246	159,271
Unrealized monetary and exchange variations, net	211,541	59,529
Remuneration of accounts receivable related to the concession	(37,548)	(28,348)
Sectoral assets and liabilities result	545,993	(354,493)
Result of the renegotiation of the hydrological risk	2,274	-
Equity in earnings of subsidiaries	(47,894)	(46,362)
Income Tax and Social Contribution	353,151	308,560
Deferred Income Tax and Social Contribution	(297,792)	(62,013)
Net operational provisions and reversals	121,061	220,773
Appropriation of actuarial calculation of post-employment benefits	32,210	35,576
Appropriation of pension and healthcare contribution	34,498	33,067
Provision for research and development and energy efficiency	26,367	36,549
Write off of intangible assets related to concession - goodwill	52	7,967
Write off of property, plant, and equipment	6,682	12,423
Write off of intangible assets	9,674	13,000
Decrese (increase) in assets	306,080	(616,252)
Increase (reduction) of liabilities	(792,840)	447,357
Income tax and social contribution paid	(450,525)	(369,364)
Charges on loans and financing paid	(127,724)	(93,585)
Charges paid debentures	(5,213)	(5,444)
Net cash generated by operating activities	200,382	228,202
Cash flows from investing activities
Bonds and securities	(3,365)	249,326
Additions in investments	(51,806)	(22,449)
Additions to property, plant, and equipment	(222,183)	(286,072)
Additions to intangible	(188,114)	(253,523)
Customer contributions	23,993	57,346
Net cash generated (used) by investing activities	(441,475)	(255,372)
Cash flows from financing activities
Loans and financing obtained	-	455,095
Amortization of principal amounts of loans and financing	(42,866)	(25,118)
Amortization of principal amounts of debentures	(14,828)	(10,152)
Dividends and interest on own capital paid	(21,501)	(313)
Net cash used by financing activities	(79,195)	419,512
Increase (decrease) in cash and cash equivalents	(320,288)	392,342

47

* Amounts subject to rounding.

Earnings Release 1Q16

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão

Income Statement	1Q16	4Q15	1Q15	Var.%
	(1)	(2)	(3)	(1/3)
OPERATING REVENUES	751,715	726,294	908,913	(17.3)
Electricity sales to final customers	139,756	141,045	140,470	(0.5)
Electricity sales to distributors	433,163	405,061	655,155	(33.9)
Use of the main transmission grid	77,291	72,710	64,890	19.1
Construction revenue	88,795	95,785	38,314	131.8
Other operating revenues	12,710	11,693	10,084	26.0
OPERATING COSTS AND EXPENSES	(390,780)	(35,356)	(481,481)	(18.8)
Electricity purchased for resale	(11,787)	97,267	(19,165)	(38.5)
Charges of main distribution and transmission grid	(65,476)	(66,994)	(61,385)	6.7
Personnel and management	(61,489)	(87,039)	(53,291)	15.4
Pension and healthcare plans	(14,989)	(14,540)	(14,499)	3.4
Materials and supplies	(4,778)	(3,648)	(3,807)	25.5
Materials and supplies for power eletricity	(3,985)	(5,433)	(5,727)	(30.4)
Third-party services	(23,966)	(28,467)	(25,476)	(5.9)
Depreciation and amortization	(74,019)	(70,645)	(71,817)	3.1
Provisions and reversals	7,842	318,923	(124,637)	-
Construction cost	(76,507)	(109,803)	(43,268)	76.8
Other cost and expenses	(61,626)	(64,977)	(58,409)	5.5
EQUITY IN EARNINGS OF SUBSIDIARIES	20,649	(80,730)	123,321	(83.3)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	381,584	610,208	550,753	(30.7)
FINANCIAL RESULTS	(143,596)	(240,061)	3,403	-
Financial income	13,317	(64,567)	17,148	(22.3)
Financial expenses	(156,913)	(175,494)	(13,745)	-
OPERATIONAL EXPENSES/ INCOME	237,988	370,147	554,156	(57.1)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(72,770)	(47,196)	(145,607)	(50.0)
Income tax and social contribution on profit	(102,686)	5,943	(208,145)	(50.7)
Deferred income tax and social contribution on profit	29,916	(53,139)	62,538	(52.2)
NET INCOME (LOSS)	165,218	322,951	408,549	(59.6)
EBITDA	455,603	680,853	622,570	(26.8)

48

* Amounts subject to rounding.

Earnings Release 1Q16

Income Statement – Copel Distribuição

Income Statement	1Q16	4Q15	1Q15	Var.%
	(1)	(2)	(3)	(1/3)
OPERATING REVENUES	2,077,278	2,363,512	2,598,677	(20.1)
Electricity sales to final customers	1,440,720	1,448,367	1,189,139	21.2
Electricity sales to distributors	156,647	116,721	74,822	109.4
Use of the main distribution grid	800,584	621,635	548,683	45.9
Construction revenue	177,341	270,166	204,152	(13.1)
Sectorial assets and liabilities result	(527,202)	(121,173)	560,885	-
Other operating revenues	29,188	27,796	20,996	39.0
OPERATING COSTS AND EXPENSES	(2,172,193)	(2,275,161)	(2,608,974)	(16.7)
Electricity purchased for resale	(1,253,842)	(1,229,627)	(1,783,895)	(29.7)
Charges of main transmission grid	(209,140)	(241,733)	(157,696)	32.6
Personnel and management	(169,769)	(260,760)	(145,378)	16.8
Pension and healthcare plans	(39,020)	(42,129)	(42,248)	(7.6)
Materials and supplies	(17,489)	(13,146)	(15,927)	9.8
Third-party services	(84,904)	(91,311)	(82,449)	3.0
Depreciation and amortization	(66,290)	(60,677)	(59,091)	12.2
Provisions and reversals	(112,103)	(58,398)	(78,816)	42.2
Construction cost	(177,341)	(270,166)	(204,152)	(13.1)
Other cost and expenses	(42,295)	(7,214)	(39,322)	7.6
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	(94,915)	88,351	(10,297)	-
FINANCIAL RESULTS	38,040	51,712	57,930	(34.3)
Financial income	115,218	201,406	129,792	(11.2)
Financial expenses	(77,178)	(149,694)	(71,862)	7.4
OPERATIONAL EXPENSES/ INCOME	(56,875)	140,063	47,633	-
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	17,728	(32,208)	(18,796)	-
Income tax and social contribution on profit	(230,574)	(131,618)	-	-
Deferred income tax and social contribution on profit	248,302	99,411	(18,796)	-
NET INCOME (LOSS)	(39,147)	107,855	28,837	-
EBITDA	(28,625)	149,028	48,794	-

49

* Amounts subject to rounding.

Earnings Release 1Q16

Income Statement– Copel Telecomunicações

Income Statement	1Q16	4Q15	1Q15	Var.%
	(1)	(2)	(3)	(1/3)
NET OPERATING REVENUES	78,085	68,106	64,767	20.6
Revenues from telecommunications	69,809	63,520	54,608	27.8
Other operating revenues	8,276	4,586	10,159	(18.5)
OPERATING COSTS AND EXPENSES	(57,446)	(64,145)	(43,246)	32.8
Personnel and management	(20,792)	(31,007)	(18,142)	14.6
Pension and healthcare plans	(4,814)	(4,548)	(4,392)	9.6
Materials and supplies	(355)	(1,136)	(433)	(18.0)
Third-party services	(10,077)	(11,453)	(7,837)	28.6
Depreciation and amortization	(8,396)	(8,422)	(7,335)	14.5
Provisions and reversals	(5,236)	(886)	(1,624)	222.4
Other cost and expenses	(7,776)	(6,693)	(3,483)	123.3
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	20,639	3,961	21,521	(4.1)
FINANCIAL RESULTS	(3,969)	(1,515)	474	-
Income tax and social contribution on profit	4,604	3,695	826	457.4
Deferred income tax and social contribution on profit	(8,573)	(5,210)	(352)	-
OPERATIONAL EXPENSES / INCOME	16,670	2,446	21,995	(24.2)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(5,501)	8,770	(7,499)	(26.6)
Income tax and social contribution on profit	(8,198)	8,763	(9,280)	(11.7)
Deferred income tax and social contribution on profit	2,697	7	1,781	51.5
NET INCOME (LOSS)	11,169	11,216	14,496	(23.0)
EBITDA	29,035	12,383	28,856	0.6

50

* Amounts subject to rounding.

Earnings Release 1Q16

Exhibit III – Financial Statements by Company

Balance Sheet by Company

										R$'000
	Geração e
Assets - Mar-16		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations Consolidated
	Transmissão
CURRENT	812,886	3,939,224	184,905	92,707	68,996	523,715	159,732	712,404	(543,411)	5,951,158
Cash and cash equivalents	97,556	793,978	107,328	19,586	35,076	198	83,499	23,218	-	1,160,439
Bonds and securities	4,533	-	-	-	-	329,384	-	173	-	334,090
Collaterals and escrow accounts	-	1,687	-	145	-	-	-	132	-	1,964
Customers	426,616	2,369,796	35,610	64,140	21,187	164,429	41,158	-	(49,683)	3,073,253
Dividends receivable	32,324	-	-	-	-	-	12,079	471,412	(476,865)	38,950
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	114,281	-	114,281
Sectorial financial assets	-	387,928	-	-	-	-	-	-	-	387,928
Account receivable related to concession	88,265	-	-	-	-	-	-	-	-	88,265
Accounts receivable related to the concession compensation	-	-	-	-	-	-	-	-	-	-
Other current receivables	109,206	203,445	5,104	2,032	3,148	26,016	6,367	12,207	(1,497)	366,028
Inventories	26,852	89,950	22,379	2,070	-	-	-	-	-	141,251
Income tax and social contribution	-	652	10,587	3,218	-	3,289	1,084	63,691	-	82,521
Other current recoverable taxes	15,516	51,526	3,867	1,113	-	399	378	63	-	72,862
Prepaid expenses	12,018	20,780	30	403	9,585	-	774	-	-	43,590
Related parties	-	19,482	-	-	-	-	14,393	27,227	(15,366)	45,736
NON-CURRENT	11,556,743	6,784,164	613,467	384,377	659,121	369,438	1,924,420	16,349,434	(15,408,380)	23,232,784
Long Term Assets	2,090,362	1,577,932	65,731	79,492	43,489	1,058	138,858	2,069,717	(168,781)	5,897,858
Bonds and securities	92,830	1,331	-	6,122	-	-	70,850	-	-	171,133
Collaterals and escrow accounts	-	81,706	-	-	-	-	-	-	-	81,706
Customers	1,423	39,068	35,104	-	-	-	-	-	-	75,595
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	1,277,004	-	1,277,004
Judicial deposits	65,717	384,061	8,496	36,707	69	1,058	198	267,593	-	763,899
Sectoral financial assets	-	-	-	-	-	-	-	-	-	-
Account receivable related to concession	1,522,709	438,101	-	14,878	-	-	-	-	-	1,975,688
Accounts receivable related to the concession extension	219,556	-	-	-	-	-	-	-	-	219,556
Other receivables	15,438	21,024	-	-	-	-	-	-	-	36,462
Income tax and social contribution	583	15,255	-	-	-	-	-	140,677	-	156,515
Deferred income tax and social contribution	99,266	555,453	15,960	21,632	27,049	-	-	115,892	-	835,252
Other recoverable taxes	67,736	41,933	6,171	-	-	-	-	14	-	115,854
Prepaid Expenses	5,104	-	-	153	16,371	-	-	-	-	21,628
Receivables from subsidiaries	-	-	-	-	-	-	67,810	268,537	(168,781)	167,566
Investments	3,154,352	1,374	-	-	-	-	541,624	14,276,115	(15,652,587)	2,320,878
Property, Plant and Equipment, net	6,233,915	-	530,277	-	427,288	368,084	1,243,527	464	-	8,803,555
Intangible Assets	78,114	5,204,858	17,459	304,885	188,344	296	411	3,138	412,988	6,210,493
TOTAL	12,369,629	10,723,388	798,372	477,084	728,117	893,153	2,084,152	17,061,838	(15,951,791)	29,183,942
¹ Wind Farms, Copel Renováveis and Copel Participações

51

 Amounts subject to rounding.

Earnings Release 1Q16

										R$'000
	Geração e								Elimin. e
Assets - Mar-15		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding		Consolidado
	Transmissão								Reclassif.
CURRENT	1,365,332	3,538,410	75,842	276,415	45,858	891,660	219,638	409,309	(385,329)	6,437,135
Cash and cash equivalents	437,584	232,053	2,533	46,118	22,291	187,473	185,468	18,953	-	1,132,473
Bonds and securities	62,072	-	-	-	-	218,162	-	156	-	280,390
Collaterals and escrow accounts	-	1,230	-	1,775	-	-	5,321	-	-	8,326
Customers	394,401	1,798,520	48,356	180,335	20,462	484,028	18,553	-	(181,952)	2,762,703
Dividends receivable	16,891	-	-	-	-	-	6,236	205,507	(200,425)	28,209
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	96,713	-	96,713
Sectorial financial assets	-	1,003,048	-	-	-	-	-	-	-	1,003,048
Account receivable related to concession	7,103	-	-	-	-	-	-	-	-	7,103
Accounts receivable related to the concession compensation	309,022	-	-	-	-	-	-	-	-	309,022
Other current receivables	103,217	307,681	4,218	724	1,978	1,997	1,240	13,466	715	435,236
Inventories	29,320	90,331	15,776	2,408	-	-	-	-	-	137,835
Income tax and social contribution	245	25,983	811	2,150	640	-	2,139	71,340	-	103,308
Other current recoverable taxes	2,928	49,826	4,115	42,347	-	-	9	-	-	99,225
Prepaid expenses	2,549	29,738	33	558	487	-	161	18	-	33,544
Receivables from subsidiaries	-	-	-	-	-	-	511	3,156	(3,667)	-
NON-CURRENT	8,949,500	6,448,681	547,604	320,389	661,134	412,804	1,660,667	15,693,092	(13,732,553)	20,961,318
Long Term Assets	1,130,457	5,399,504	70,422	26,985	28,380	229	26,094	2,005,395	(111,545)	8,575,921
Bonds and securities	54,637	2,131	-	-	-	-	-	-	-	56,768
Collaterals and escrow accounts	-	67,319	-	-	-	-	-	-	-	67,319
Customers	3,320	39,315	32,822	-	-	-	-	-	-	75,457
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	1,254,741	-	1,254,741
Judicial deposits	54,046	359,752	6,462	5,364	31	229	68	274,173	-	700,125
Sectorial financial assets	-	423,039	-	-	-	-	-	-	-	423,039
Account receivable related to concession	682,186	4,085,966	-	1,945	-	-	-	-	-	4,770,097
Accounts receivable related to the concession extension	160,217	-	-	-	-	-	-	-	-	160,217
Other receivables	59,526	16,213	-	1,070	-	-	-	341	-	77,150
Income tax and social contribution	552	14,116	-	-	-	-	-	117,008	-	131,676
Other recoverable taxes	50,131	341,210	25,666	18,431	28,349	-	-	113,326	-	577,113
Deferred income tax and social contribution	65,842	50,443	5,472	-	-	-	-	-	-	121,757
Advances to suppliers	-	-	-	175	-	-	-	-	-	175
Receivables from subsidiaries	-	-	-	-	-	-	26,026	245,806	(111,545)	160,287
Investments	1,687,825	1,374	-	-	-	-	396,509	13,684,026	(14,043,835)	1,725,899
Property, Plant and Equipment, net	6,075,198	-	461,550	-	445,432	412,302	1,237,899	346	-	8,632,727
Intangible Assets	56,020	1,047,803	15,632	293,404	187,322	273	165	3,325	422,827	2,026,771
TOTAL	10,314,832	9,987,091	623,446	596,804	706,992	1,304,464	1,880,305	16,102,401	(14,117,882)	27,398,453
¹ Wind Farms, Copel Renováveis and Copel Participações

52

 Amounts subject to rounding.

Earnings Release 1Q16

									Earnings R$'000
	Geração e
Liabilities -Mar-16		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
	Transmissão
CURRENT	1,527,217	2,583,216	52,737	130,638	173,220	31,448	411,410	483,957	(545,302)	4,848,541
Social charges and accruals	55,987	167,750	19,560	7,693	225	205	2,718	4,781	-	258,919
Associated companies and parent company	-	-	-	-	-	-	15,367	-	(15,367)	-
Suppliers	469,157	873,088	12,781	88,980	4,884	15,285	117,504	5,566	(51,176)	1,536,069
Income Tax and Social Contribution payable	72,364	133,282	3,110	2,459	1,002	-	2,325	-	-	214,542
Other taxes	75,330	149,144	3,692	6,636	1,698	558	2,001	795	-	239,854
Loans and financing	104,171	114,865	5,922	-	-	-	28,715	105,132	(1,894)	356,911
Debentures	135,916	559,409	5,010	18,928	40,490	-	231,900	56,526	-	1,048,179
Dividends payable	292,813	118,950	-	5,479	60,234	15,359	7,857	310,021	(476,865)	333,848
Post employment benefits	10,866	30,615	1,662	-	-	-	18	166	-	43,327
Customer charges due	10,987	188,373	-	-	-	-	-	-	-	199,360
Research and development and energy efficiency	46,353	107,403	-	-	5,170	32	-	-	-	158,958
Payables related to concession - Use of Public Property	211,372	-	-	-	57,947	-	-	-	-	269,319
Sectorial financial liabilities	-	42,662	-	-	-	-	-	-	-	42,662
Other accounts payable	41,901	97,675	1,000	463	1,570	9	3,005	970	-	146,593
NON-CURRENT	3,771,773	2,575,646	237,492	43,109	506,327	17,785	647,184	2,199,717	(373,786)	9,625,247
Associated companies and parent company	-	-	11,900	-	-	-	262,803	-	(274,703)	-
Suppliers	5,923	-	-	-	-	-	-	-	-	5,923
Deferred income tax and social contribution	-	-	-	-	-	-	-	-	-	-
Tax liabilities	156,632	84,106	5,117	-	-	1,167	206	1,591	-	248,819
Loans and financing	1,733,847	746,483	20,210	-	-	-	372,428	889,695	(99,076)	3,663,587
Debentures	995,548	499,902	165,108	32,789	60,885	-	-	996,884	-	2,751,116
Post-employment benefits	158,207	376,998	21,654	4,221	-	-	2,051	9,639	-	572,770
Research and development and energy efficiency	55,302	185,069	-	-	-	16,618	-	-	-	256,989
Payables related to the concession - Use of Pub.Property	42,362	-	-	-	445,442	-	-	-	-	487,804
Sectorial financial liabilities	-	36,795	-	-	-	-	-	-	-	36,795
Other payables	16,297	-	-	5,409	-	-	9,696	33	(7)	31,428
Tax, social security, labor and civil provisions	607,655	646,293	13,503	690	-	-	-	301,875	-	1,570,016
EQUITY	7,070,639	5,564,526	508,143	303,337	48,570	843,920	1,025,558	14,378,164	(15,032,703)	14,710,154
Attributable to controlling shareholders	7,070,639	5,564,526	508,143	303,337	48,570	843,920	1,025,558	14,378,164	(15,364,694)	14,378,163
Capital	4,334,865	3,342,841	304,197	220,966	35,503	707,439	878,901	6,910,000	(9,824,712)	6,910,000
Advance for Future Capital Increase	95,033	834,000	-	-	-	-	173,861	-	(1,102,894)	-
Equity valuation adjustments	1,052,991	75,990	8,309	(538)	256	-	7,564	1,156,865	(1,144,572)	1,156,865
Legal Reserves	382,669	167,490	14,754	22,391	7,101	35,441	1,489	744,785	(631,336)	744,784
Retained earnigs	867,876	1,052,826	145,513	52,902	-	-	14,294	5,413,571	(2,133,411)	5,413,571
Additional proposed dividends	152,551	130,526	24,201	-	-	115,359	96	-	(422,733)	-
Accrued earnings (losses)	184,654	(39,147)	11,169	7,616	5,710	(14,319)	(50,647)	152,943	(105,036)	152,943
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	331,991	331,991
TOTAL	12,369,629	10,723,388	798,372	477,084	728,117	893,153	2,084,152	17,061,838	(15,951,791)	29,183,942
¹ Wind Farms, Copel Renováveis and Copel Participações

53

 Amounts subject to rounding.

Earnings Release 1Q16

										R$'000
	Geração e
Liabilities -Mar/15		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
	Transmissão
CURRENT	1,141,531	2,558,450	74,168	243,215	157,600	229,368	726,312	396,533	(397,760)	5,129,417
Social charges and accruals	51,948	160,638	19,613	6,794	255	152	1,785	12,495	-	253,680
Associated companies and parent company	-	-	-	-	-	-	14,557	-	(14,557)	-
Suppliers	198,859	1,224,918	9,114	206,422	11,078	132,181	309,003	3,314	(181,237)	1,913,652
Income Tax and Social Contribution payable	178,260	-	1,291	-	-	68,543	983	-	-	249,077
Other taxes	68,375	77,182	4,951	1,931	1,581	10,734	1,103	168	-	166,025
Loans and financing	551,254	425,802	5,740	-	-	-	20,470	323,693	(1,541)	1,325,418
Debentures	-	51,283	-	9,199	40,488	-	362,151	47,683	-	510,804
Dividends payable	-	124,791	31,300	15,545	47,113	15,000	4,043	3,811	(200,425)	41,178
Post employment benefits	9,414	26,359	1,274	-	-	-	-	-	-	37,047
Customer charges due	6,037	166,084	-	-	-	-	-	-	-	172,121
Research and development and energy efficiency	40,778	123,769	-	-	4,261	2,692	-	-	-	171,500
Payables related to concession - Use of Public Property	3,608	-	-	-	51,447	-	-	-	-	55,055
Other accounts payable	32,998	177,624	885	3,324	1,377	66	12,217	5,369	-	233,860
NON-CURRENT	2,475,092	2,845,143	89,925	65,857	507,477	11,341	588,969	1,940,664	(386,950)	8,137,518
Associated companies and parent company	-	-	1,000	-	-	-	301,972	-	(302,972)	-
Suppliers	14,249	3,376	-	-	-	-	-	-	-	17,625
Deferred income tax and social contribution	-	-	-	-	-	-	4,555	-	-	4,555
Tax liabilities	185,864	68,260	3,990	-	-	-	83	1,019	-	259,216
Loans and financing	1,204,598	525,917	26,035	-	-	-	279,496	622,675	(83,978)	2,574,743
Debentures	-	999,063	-	44,355	101,427	-	-	995,420	-	2,140,265
Post-employment benefits	224,745	594,550	52,264	4,844	-	-	2,619	8,608	-	887,630
Research and development and energy efficiency	54,324	122,432	-	-	-	11,341	-	-	-	188,097
Payables related to the concession - Use of Pub.Property	39,954	-	-	-	405,649	-	-	-	-	445,603
Other payables	31	-	-	-	-	-	244	-	-	275
Tax, social security, labor and civil provisions	751,327	531,545	6,636	16,658	401	-	-	312,942	-	1,619,509
EQUITY	6,698,209	4,583,498	459,353	287,732	41,915	1,063,755	565,024	13,765,204	(13,333,172)	14,131,518
Attributable to controlling shareholders	6,698,209	4,583,498	459,353	287,732	41,915	1,063,755	565,024	13,765,204	(13,699,486)	13,765,204
Capital	3,505,994	2,624,841	240,398	135,943	35,503	707,440	636,431	6,910,000	(7,886,550)	6,910,000
Advance for Future Capital Increase	-	828,000	63,800	-	-	-	8,000	-	(899,800)	-
Reservas de capital	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	1,073,790	(108,193)	(16,876)	(1,548)	256	-	(2,016)	946,829	(945,413)	946,829
Legal Reserves	331,298	157,187	12,022	21,238	5,500	23,299	1,177	685,147	(551,721)	685,147
Retained earnigs	1,324,415	1,052,826	145,513	122,393	-	177,670	18,361	4,516,825	(2,841,178)	4,516,825
Additional proposed dividends	23,481	-	-	-	-	-	-	241,753	(23,481)	241,753
Accrued earnings (losses)	439,231	28,837	14,496	9,706	656	155,346	(96,929)	464,650	(551,343)	464,650
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	366,314	366,314
TOTAL	10,314,832	9,987,091	623,446	596,804	706,992	1,304,464	1,880,305	16,102,401	(14,117,882)	27,398,453
¹ Wind Farms, Copel Renováveis and Copel Participações

54

 Amounts subject to rounding.

Earnings Release 1Q16

Income Statement by Company

												R$'000
	Geração e	Geração e Transmissão
Income Statement 1Q16				Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
	Transmissão	Generation	Transmission
NET OPERATING INCOME	751,715	583,819	167,896	2,077,278	78,085	159,842	60,426	55,752	48,395	-	(157,855)	3,073,638
Electricity sales to final customers	139,756	139,756	-	1,440,720	-	-	-	-	-	-	(1,162)	1,579,314
Electricity sales to distributors	433,163	433,163	-	156,647	-	-	60,426	55,752	48,395	-	(72,377)	682,006
Use of the main distribution and transmission grid	77,291	-	77,291	800,584	-	-	-	-	-	-	(23,658)	854,217
Construction revenue	88,795	-	88,795	177,341	-	5,017	-	-	-	-	-	271,153
Telecommunications	-	-	-	-	69,809	-	-	-	-	-	(7,312)	62,497
Distribution of piped gas	-	-	-	-	-	154,825	-	-	-	-	(31,633)	123,192
Sectorial assets and liabilities result	-	-	-	(527,202)	-	-	-	-	-	-	-	(527,202)
Other operating revenues	12,710	10,900	1,810	29,188	8,276	-	-	-	-	-	(21,713)	28,461
OPERATING COSTS AND EXPENSES	(390,780)	(283,277)	(107,503)	(2,172,193)	(57,446)	(146,936)	(22,145)	(75,045)	(30,936)	(35,336)	158,594	(2,772,223)
Energy purchased for resale	(11,787)	(11,787)	-	(1,253,842)	-	-	(6,183)	-	(34)	-	71,975	(1,199,871)
Charges of the main distribution and transmission grid	(65,476)	(65,476)	-	(209,140)	-	-	(2,417)	(5,350)	(3,572)	-	21,274	(264,681)
Personnel and management	(61,489)	(42,477)	(19,012)	(169,769)	(20,792)	(7,895)	(741)	(563)	(4,426)	(9,456)	-	(275,131)
Private pension and health plans	(14,989)	(10,267)	(4,722)	(39,020)	(4,814)	(645)	(21)	(72)	(885)	(3,062)	-	(63,508)
Materials	(4,778)	(3,539)	(1,239)	(17,489)	(355)	(399)	(56)	(136)	(37)	(65)	-	(23,315)
Raw material and supplies - energy production	(3,985)	(3,985)	-	-	-	-	-	(38,142)	-	-	31,633	(10,494)
Natural gas and supplies for gas business	-	-	-	-	-	(114,651)	-	-	-	-	-	(114,651)
Third-party services	(23,966)	(19,228)	(4,738)	(84,904)	(10,077)	(3,862)	(2,969)	(24,119)	(6,427)	(2,609)	28,643	(130,290)
Depreciation and amortization	(74,019)	(73,656)	(363)	(66,290)	(8,396)	(5,926)	(6,715)	(5,432)	(11,974)	(284)	-	(179,036)
Provisions and reversals	7,842	5,289	2,553	(112,103)	(5,236)	(170)	-	-	-	(11,394)	-	(121,061)
Construction cost	(76,507)	-	(76,507)	(177,341)	-	(5,017)	-	-	-	-	-	(258,865)
Other operating costs and expenses	(61,626)	(58,151)	(3,475)	(42,295)	(7,776)	(8,371)	(3,043)	(1,231)	(3,581)	(8,466)	5,069	(131,320)
EQUITY IN EARNINGS OF SUBSIDIARIES	20,649	(1,709)	22,358	-	-	-	-	-	8,598	162,366	(143,719)	47,894
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	381,584	298,833	82,751	(94,915)	20,639	12,906	38,281	(19,293)	26,057	127,030	(142,980)	349,309
FINANCIAL RESULTS	(143,596)	(113,632)	(29,964)	38,040	(3,969)	(1,079)	(29,638)	4,974	(13,467)	(8,384)	(742)	(157,861)
Financial income	13,317	10,349	2,968	115,218	4,604	3,854	975	5,388	6,228	65,127	(742)	213,969
Financial expenses	(156,913)	(123,981)	(32,932)	(77,178)	(8,573)	(4,933)	(30,613)	(414)	(19,695)	(73,511)	-	(371,830)
OPERATIONAL EXPENSES / INCOME	237,988	185,201	52,787	(56,875)	16,670	11,827	8,643	(14,319)	12,590	118,646	(143,722)	191,448
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(72,770)	(62,666)	(10,104)	17,728	(5,501)	(4,211)	(2,932)	-	(2,533)	14,860	-	(55,359)
NET INCOME	165,218	122,535	42,683	(39,147)	11,169	7,616	5,711	(14,319)	10,057	133,506	(143,722)	136,089
Attributed to controlling shareholders	165,218	122,535	42,683	(39,147)	11,169	3,883	3,998	(11,456)	10,057	133,506	(143,722)	133,506
Attributed to non-controlling interest	-	-	-	-	-	3,733	1,713	(2,863)	-	-	-	2,583
EBITDA	455,603	372,489	83,114	(28,625)	29,035	18,832	44,996	(13,861)	38,031	127,314	(142,980)	528,345
¹ Wind Farms, Copel Renováveis and Copel Participações

55

 Amounts subject to rounding.

Earnings Release 1Q16

												R$'000
	Geração e	Geração e Transmissão
Income Statement 1Q15				Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
	Transmissão	Generation	Transmission
NET OPERATING INCOME	908,913	804,752	104,161	2,598,677	64,767	408,951	56,699	560,060	15,184	-	(376,149)	4,237,102
Electricity sales to final customers	140,470	140,470	-	1,189,139	-	-	-	-	-	-	(909)	1,328,700
Electricity sales to distributors	655,155	655,155	-	74,822	-	-	56,697	560,056	15,184	-	(68,894)	1,293,020
Use of the main distribution and transmission grid	64,890	-	64,890	548,683	-	-	-	-	-	-	(18,468)	595,105
Construction revenue	38,314	-	38,314	204,152	-	25,766	-	-	-	-	-	268,232
Telecommunications	-	-	-	-	54,608	-	-	-	-	-	(7,006)	47,602
Distribution of piped gas	-	-	-	-	-	383,178	-	-	-	-	(261,703)	121,475
Sectorial assets and liabilities result	-	-	-	560,885	-	-	-	-	-	-	-	560,885
Other operating revenues	10,084	9,127	957	20,996	10,159	7	2	4	-	-	(19,169)	22,083
OPERATING COSTS AND EXPENSES	(481,481)	(391,977)	(89,504)	(2,608,974)	(43,246)	(395,604)	(30,959)	(330,098)	(51,629)	(41,968)	376,148	(3,607,811)
Energy purchased for resale	(19,165)	(19,165)	-	(1,783,895)	-	-	(16,261)	-	(41,238)	-	68,807	(1,791,752)
Charges of the main distribution and transmission grid	(61,385)	(61,385)	-	(157,696)	-	-	(2,106)	(4,794)	(2,285)	-	17,854	(210,412)
Personnel and management	(53,291)	(35,988)	(17,303)	(145,378)	(18,142)	(6,904)	(709)	(420)	(3,939)	(15,018)	-	(243,801)
Private pension and health plans	(14,499)	(9,791)	(4,708)	(42,248)	(4,392)	(543)	-	(73)	(479)	(1,954)	-	(64,188)
Materials	(3,807)	(2,931)	(876)	(15,927)	(433)	(353)	(28)	(38)	(53)	(64)	-	(20,703)
Raw material and supplies - energy production	(5,727)	(5,727)	-	-	-	-	-	(303,100)	-	-	262,102	(46,725)
Natural gas and supplies for gas business	-	-	-	-	-	(350,556)	-	-	-	-	-	(350,556)
Third-party services	(25,476)	(20,464)	(5,012)	(82,449)	(7,837)	(3,703)	(2,451)	(12,035)	(701)	(2,019)	27,435	(109,236)
Depreciation and amortization	(71,817)	(71,191)	(626)	(59,091)	(7,335)	(4,766)	(6,709)	(8,658)	-	(895)	-	(159,271)
Provisions and reversals	(124,637)	(109,535)	(15,102)	(78,816)	(1,624)	(73)	-	-	-	(15,623)	-	(220,773)
Construction cost	(43,268)	-	(43,268)	(204,152)	-	(25,766)	-	-	-	-	-	(273,186)
Other operating costs and expenses	(58,409)	(55,800)	(2,609)	(39,322)	(3,483)	(2,940)	(2,695)	(980)	(2,934)	(6,395)	(50)	(117,208)
EQUITY IN EARNINGS OF SUBSIDIARIES	123,321	93,208	30,113	-	-	-	-	-	(29,664)	463,220	(510,515)	46,362
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	550,753	505,983	44,770	(10,297)	21,521	13,347	25,740	229,962	(66,109)	421,252	(510,516)	675,653
FINANCIAL RESULTS	3,403	(5,322)	8,725	57,930	474	1,764	(24,751)	5,478	(1,083)	(2,330)	-	40,885
Financial income	17,148	6,981	10,167	129,792	826	2,507	506	8,147	4,802	56,158	(10)	219,876
Financial expenses	(13,745)	(12,303)	(1,442)	(71,862)	(352)	(743)	(25,257)	(2,669)	(5,885)	(58,488)	10	(178,991)
OPERATIONAL EXPENSES / INCOME	554,156	500,661	53,495	47,633	21,995	15,111	989	235,440	(67,192)	418,922	(510,516)	716,538
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(145,607)	(135,193)	(10,414)	(18,796)	(7,499)	(5,405)	(333)	(80,094)	(3,859)	15,046	-	(246,547)
NET INCOME	408,549	365,468	43,081	28,837	14,496	9,706	656	155,346	(71,051)	433,968	(510,516)	469,991
Attributed to controlling shareholders	408,549	365,468	43,081	28,837	14,496	4,950	459	124,276	(71,051)	433,968	(510,516)	433,968
Attributed to non-controlling interest	-	-	-	-	-	4,756	197	31,070	-	-	-	36,023
EBITDA	622,570	577,174	45,396	48,794	28,856	18,113	32,449	238,620	(66,109)	422,147	(510,516)	834,924
¹ Wind Farms, Copel Renováveis and Copel Participações

56

 Amounts subject to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 16, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.